ANNUAL REPORT 2004
INTER PARFUMS, INC.

INTER PARFUMS, INC.

2004

2004 ANNUAL REPORT

CONTENTS

contents

contents


FINANCIAL HIGHLIGHTS
BURBERRY
BRIT
A NEW FRAGRANCE FOR MEN

financial highlights

(In thousands, except per share amounts)

	2004	2003	2002	2001	2000
Net sales	$ 236,047	$ 185,589	$ 130,352	$ 112,233	$ 101,582
Cost of sales	$ 113,988	$ 95,449	$ 71,630	$ 60,176	$ 53,668
Selling, general and administrative expenses	$ 89,516	$ 64,147	$ 41,202	$ 37,335	$ 35,714
Income before income taxes and minority interest	$ 31,638	$ 26,632	$ 17,581	$ 15,456	$ 13,539
Net income	$ 15,703	$ 13,837	$ 9,405	$ 8,119	$ 6,589[1]
Net income per diluted share[2]	$ 0.77	$ 0.69	$ 0.47	$ 0.41	$ 0.34
Weighted average number of diluted shares outstanding[2]	20,494	20,116	19,948	19,936	19,501
Working capital	$ 129,866	$ 115,970	$ 83,828	$ 68,204	$ 57,688
Total assets	$ 230,485	$ 194,001	$ 129,370	$ 102,539	$ 94,571
Long-term debt	$ 15,258	$ 0	$ 0	$ 1,366	$ 1,417
Shareholders' equity	$ 126,509	$ 104,916	$ 80,916	$ 65,091	$ 55,061
Dividends per Share	$ 0.12	$ 0.08	$ 0.06	$ 0	$ 0

[1] *Includes nonrecurring charges aggregating $0.6 million and a gain of $0.6 million, all after taxes and minority interest. The charges represent an accrual for exposure relating to pending litigation of $0.2 million and a potential tax assessment of $0.4 million. The gain represents a realized gain on the sale of marketable securities.*
[2] *Adjusted for 3:2 stock splits (50% stock dividends) paid in June 2000 and September 2001.*

(In millions)



$6.6
$8.1
$9.4
$13.8
$15.7
2000
2001
2002
2003
2004

Net Income



$101.6
$112.2
$130.4
$185.6
$236.0
2000
2001
2002
2003
2004

Net Sales



$55.1
$65.1
$80.9
$104.9
$126.5
2000
2001
2002
2003
2004

Shareholders' Equity


BURBERRY
BRIT
LIVE FROM LONDON

Letter to Shareholders

Dear Fellow Shareholders:

2004 was our fifth consecutive year of record sales and profits and best ever in our 20-plus years in business. Inter Parfums has had an impressive track record with a five year compound annual growth rate of 22% in sales and 27% in net income.

2004 was also a year in which we successfully launched new products, created additional avenues for future growth and ensured the continuity of our best selling brand.

THE NEW PRODUCT LAUNCHES OF 2004

- Burberry Brit for Men, the highly successful counterpart to the best-selling women's fragrance, Burberry Brit, and:
- Burberry Brit Red, a special edition for women distributed to Burberry stores and select specialty stores.
- Celine Sensual Summer and Christian Lacroix Summer Fragrance, both limited edition warm weather fragrances for women;
- S.T. Dupont L'Eau de S.T. Dupont, our third fragrance family for this prestige brand;
- Paul Smith London, for both women and men, our third fragrance family for the British designer;

On the mass-market side of our business, we brought to market Aziza Rocks, a new line of budget cosmetics geared for the teen market.

NEW AVENUES OF GROWTH

- Effective July 1, 2004, we entered a 15-year license agreement with the enduring luxury brand, Lanvin. Established back in 1889, Lanvin is undergoing a brand renaissance under the direction of its brilliant designer, Alber Elbaz, and the retail expansion activities of the brand's owners. The exclusive worldwide license encompasses existing Lanvin fragrances including Arpège (created in 1927), Lanvin L'Homme and Eclat d'Arpège and others we will develop and bring to market. The Lanvin license, which was immediately accretive, is the first in which we acquired significant sales; our prior licenses were fragrance start-ups or nearly so.
- In the spring of 2004, our Paris subsidiary acquired a 67.5% interest in Nickel S.A., which produces and sells a high-end men's skin care line. The acquisition placed us firmly in the fastest growing branch of the beauty industry and one that allows us to prudently explore utilizing our other brands for this category.

CONTINUITY OF OUR LARGEST BRAND, BURBERRY FRAGRANCES

- In October 2004 we finalized a new 12.5-year Burberry license, with a 5-year option subject to mutual consent. The new agreement features a higher royalty rate that went into effect on July 1, 2004 and increased advertising expenditure requirements that began in January 2005.
- The new license was the catalyst for changes, some sweeping, some still to come, in the way Burberry Fragrances operates. Distributor prices were raised which is having an immediate impact on our margins. The benefit of supplier price concessions is expected to be realized toward the end of 2005 as we cycle through inventory.
- As Burberry Fragrances represented approximately 60% of total 2004 sales, we established a dedicated marketing and sales division for this business. In March, Burberry Ltd.'s former head of global licensing, Marcella Cacci, took over its helm as President.
- We are also moving forward on restructuring Burberry Fragrance distribution in key markets. Our plans call for establishing majority-owned distribution joint ventures or Company-owned subsidiaries.
- The new Burberry license, includes skin care. Although timing and details have not been finalized, this is a catergory which has potential for the future.

FINANCIAL SUMMARY

Following this letter is the in-depth discussion of our financial performance and condition so we will only point out here that 2004 net sales rose 27% to $236 million from $185.6 million in 2003; at comparable foreign currency exchange rates, net sales were up 22%. Year-over-year, net income increased 13% to $15.7 million or $.77 per diluted share from $13.8 million or $.69 per diluted share in 2003. While these are new sales and earnings records, the impact of higher

letter to shareholders

Burberry royalty rates in the second half of 2004 clearly depressed the growth rate for profitability. Also a factor, but to a far lesser extent, were increased expenses incurred in connection with compliance with the new Sarbanes-Oxley internal controls requirements.

The growth in our business was entirely due to our prestige products, which accounted for 84% of consolidated 2004 sales, up from 76% in 2003 and 69% in 2002. As noted above, new product launches in the second half of the year plus the geographic rollout of Burberry Brit for women in the first half of 2004 were responsible for much of our top line growth. It was especially gratifying to see year-over-year sales gains from our established Burberry fragrance families, which is a delightful anomaly for our industry.

Mass-market sales declined in 2004 due in part to lower US export sales to customers in Mexico and Central and South America. The economic environment in that area has been weak throughout 2004 and we have continued to closely monitor our credit risk in those territories and are willing to forego sales volume to minimize our overall credit exposure. Domestic sales in 2004 to the dollar store market also showed signs of weakness as rising oil and gas prices reduced the disposable income of dollar store customers.

Neither our rapid growth rate, the increase in cash dividend nor the two 2004 acquisitions diminished the strength of our balance sheet which at year end showed $41 million in cash, cash equivalents and short term investments; $130 million in working capital; and $126.5 million in shareholders' equity. We tapped our acquisition line to pay part of the purchase price for the Lanvin license and inventory and closed the year with approximately $15 million in long-term debt. In discussions with prospects, whether they are customers or designers, or potential licensors or brand sellers, our financial strength is clearly a competitive advantage, which we believe makes lenders all the more willing to be partners in our growth strategy. On the subject of our cash dividend, our Board has annually increased the payout. For 2004 the dividend was $.03 per share per quarter and in 2005, the rate is $.04 per share per quarter.

RECOGNITION AND AWARDS

Topping $200 million in sales was an important corporate landmark and we are now on the radar screen of a broader range of audiences within our industry and the investment community. We also took home the Fragrance Foundation's FiFi Award when Burberry Brit was named the Fragrance of the Year in the Women's Luxe category (sold in over 250 doors) in June 2004. Inter Parfums was listed among Business Week's Hot Growth Companies and Fortune Small Business's America's Fastest-Growing Small Public Companies. Sidoti & Co. initiated research coverage on Inter Parfums in July 2004 followed by Oppenheimer & Co. in January 2005 and our management has addressed institutional investors at conferences sponsored by both firms.

We would also like to point out that on April 7, 2005, Inter Parfums was called to the podium five times at the 33rd Annual US Fragrance Foundation Awards, winning FiFis for:

- Burberry Brit for Men for the best men's fragrance in the Luxe category;
- Burberry Brit Red for the best women's fragrance in the Nouveau Niche category, (sold in less than 250 doors)
- Burberry Brit for Men for Best National Advertising Campaign of the Year;
- Paul Smith London for Men for best men's fragrance in the Nouveau Niche category; and
- Arpège by Lanvin, which entered the Fragrance Hall of Fame, given to the best fragrance sold for at least 15 years that has been revitalized through a new marketing campaign.



In addition, three FIFI's were won throughout Europe. In London, Burberry Brit was honored with best men's fragrance of the year and in both Germany and France Burberry Brit for Men was awarded for best design haute couture and best men's flacon respectively.

LOOKING AHEAD - 2005 AND BEYOND

Brand extension has been the engine behind most of our growth over the past few years and that will continue. The 2005 line-up includes the new Celine fragrance called Fever that debuted this spring in France, the Middle East, Russia and the U.K. Western Europe and Asia will follow later this year. A new Christian Lacroix fragrance family called Tumulte will be unveiled this summer, and before year-end, we plan to have our first Lanvin fragrance called Arpège Pour Homme on the market. As with most of our fragrance families, these come in multiple sizes and formulations such as perfume, eau de toilette, crèmes, deodorants, and bath products.

Our timetable and further details will be revealed as the year progresses, but in light of the long lead time to bring new products to market, we want to share with you some of our initial plans for 2006. We have two global launches planned, the first is the fifth Burberry fragrance family for both men and women. The second is a new women's Lanvin fragrance. We are planning new men's scents for both S.T. Dupont and Nickel. There is also a Christian Lacroix fragrance for women and a Paul Smith fragrance for men in our 2006 new product pipeline. We are, as previously mentioned, also formulating products and marketing strategies for an expanded cosmetics and skin care business that utilize our existing brands.

Inter Parfums, by virtue of its size, financial strength, association with LVMH, and product sales in 120 countries, is on the "A" list of companies contacted as licenses or businesses are put on the selling block. Acquisitions, whether they are brands or whole companies, are part of our overall game plan, and we are actively pursuing new business opportunities. However, we cannot assure you that any new licenses or acquisitions will be consummated.

First and foremost Inter Parfums is a marketing company. As a marketing company, our strategies are fluid and open to new ideas. One such new marketing program for us is creating a media campaign that includes television advertising specifically for Burberry Fragrances. During the 2004 holiday season, a Paul Smith London commercial was shown in movie theaters in the U.K. Moreover, as a marketing company, we do not own factories; rather we act as a general contractor, outsourcing all aspects of production, from fragrance development, bottle design, filling and packaging.

While the mass-market business was down in 2004, it remains a profitable core holding. By virtue of sheer volumes of bottles, components and packaging, consumed by our mass-market unit, we enjoy exceptional purchasing power that spills into and benefits our prestige business. Moreover, we have seen regions such as Eastern Europe turn the corner and we believe that over time, so will Mexico, Central and South America. While for the foreseeable future, prestige sales growth will continue to outpace our U.S. based mass-market business, we will sniff around for related expansion opportunities.

Assuming the dollar remains at current levels we've set our sales and net income guidance at $280 million and $15.8 million, respectively. The flat earnings, as noted above, relate to the royalty and marketing terms of our new Burberry licensing agreement. As described, we are taking all appropriate measures to mitigate their impact on our operating margins, with the longer-term goal of restoring those margins to the mid teens.

As of March 1, 2005, we had 154 full-time employees worldwide, giving us over $1.5 million in sales per employee. Each one is to be commended for their hard work and creativity and for their role in making 2004 the success that it was.

As the two largest shareholders, we are committed to the continued growth and financial strength of Inter Parfums, which is the most meaningful way we may enhance shareholder value. We look forward to reporting on our progress as the year unfolds.



Philippe Benacin
President,
Vice Chairman of the
Board of Directors

Jean Madar
Chief Executive Officer,
Chairman of the
Board of Directors


THE COMPANY

LANVIN

PARIS

the company

We are Inter Parfums, Inc., a worldwide provider of prestige perfumes and mass market perfumes, cosmetics and health and beauty aids. Organized under the laws of the State of Delaware in May 1985 as Jean Philippe Fragrances, Inc., we changed our name to Inter Parfums, Inc. on July 14, 1999, to better reflect our image as a provider of prestige perfumes. We have also retained the brand name, Jean Philippe Fragrances, for our mass-market products.

Our worldwide headquarters and the office of our three (3) wholly-owned subsidiaries, Jean Philippe Fragrances, LLC and Inter Parfums USA, LLC, both New York limited liability companies, and Nickel USA, Inc., a Delaware corporation, are located at 551 Fifth Avenue, New York, New York 10176, and our telephone number is 212.983.2640. Our consolidated wholly-owned subsidiary, Inter Parfums Holdings, S.A., its majority-owned subsidiary, Inter Parfums, S.A., and its two (2) wholly-owned subsidiaries, Inter Parfums Grand Public, S.A., and Inter Parfums Trademark, S.A., and its majority owned subsidiary, Nickel, S.A., maintain executive offices at 4, Rond Point des Champs Elysees, 75008 Paris, France. Our telephone number in Paris is 331.5377.0000.

Our common stock is listed on The Nasdaq Stock Market (National Market System) under the trading symbol "IPAR" and we are considered a "controlled company" under the applicable rules of The Nasdaq Stock Market. The common shares of our subsidiary, Inter Parfums S.A., are traded on the Paris Stock Exchange.

We maintain a website at www.interparfumsinc.com which is linked to the SEC Edgar database. You can obtain through our website, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange as soon as reasonably practicable after we have electronically filed with or furnished them to the SEC.

We operate in the fragrance business, which primarily consists of fragrances (both prestige and mass market), and a relatively small amount of cosmetics (both skin care and color, and both mass and prestige markets), and health and beauty aids. We have two operating segments, one French based, which is predominantly in the prestige market, and one United States based, which is predominantly in the mass market. Our French based operations consist of approximately 99% prestige market sales and 1% mass market sales, and our United States operations consist of approximately 95% mass market sales and 5% prestige market sales.

- Prestige products - For each prestige brand, owned or licensed by us, we develop an original concept for the perfume or cosmetic line consistent with world market trends.
- Mass market products - We design,market and distribute inexpensive fragrances, including alternative designer fragrances, personal care products, mass market cosmetics and health and beauty aids.

2004 IMPORTANT EVENTS

Burberry

Burberry is our leading prestige brand name, as net sales of Burberry products accounted for 62%, 56% and 41% of net sales for the years ended December 31, 2004, 2003 and 2002, respectively.

In October 2004, our Paris-based subsidiary, Inter Parfums, S.A., entered into a 12.5-year, exclusive world-wide fragrance license with Burberry Limited, effective as of July 1, 2004, which replaced the existing 1993 license. This license includes an additional 5-year optional term that requires the consent of both Burberry and Inter Parfums, S.A. In addition, Burberry has the right on December 31, 2009 and December 31, 2011 to buy back the license at its then fair market value. Further, Inter Parfums, S.A. has paid approximately $3.6 million to Burberry as an inducement to enter into this license.



The new royalty rates, which are approximately double the rates under the prior license, commenced as of July 1, 2004. The new advertising and promotional expenditures, which commenced on January 1, 2005, are substantially higher than under the prior license. In anticipation of these changes and to mitigate the associated expenses, Inter Parfums, S.A. is fine-tuning its operating model. This new model includes increased selling prices to distributors, modification of cost-sharing arrangements with suppliers and distributors, and involves the future formation of joint ventures or company-owned subsidiaries within key markets.

Lanvin

In June 2004, Inter Parfums, S.A. entered into an exclusive, worldwide license agreement with Lanvin S.A. to create, develop and distribute fragrance lines under the Lanvin brand name. The fifteen-year license agreement took effect July 1, 2004 and provided for an upfront non-recoupable license fee of $19.2 million and the purchase of existing inventory of $7.6 million.



the company

Nickel

In April 2004 Inter Parfums, S.A. acquired a 67.5% interest in Nickel S.A. for approximately $8.7 million in cash including a capital infusion of $2.8 million made in June 2004, aggregating approximately $4.5 million, net of cash acquired. This marked our official entree into prestige skin care products. We also own and operate men's spas in Paris and New York, which sell our Nickel products.

PRODUCTION AND SUPPLY

The stages of the development and production process for all fragrances are as follows:

- Simultaneous discussions with perfume designers and creators (includes analysis of esthetic and ol-factory trends, target clientele and market comunication approach);


NICKEL

- Concept choice;
- Produce mock-ups for final acceptance of bottles and packaging;
- Receive bids from component suppliers (glass makers, plastic processors, printers, etc.) and packaging companies;
- Choose our suppliers;
- Schedule production and packaging;
- Issue component purchase orders;
- Follow quality control procedures for incoming components; and
- Follow packaging and inventory control procedures.

Suppliers who assist us with product development include:

- Independent perfumery design companies (Federico Restrepo, Fabien Baron, Aesthete, Ateliers Dinand);
- Perfumers (IFF, Firmenich, Robertet, Quest, Givaudan,Wessel Fragrances) which create a fragrance consistent with our expectations and, that of the fragrance designers and creators;
- Contract manufacturers of components such as glassware (Saint Gobain, Saverglass, Pochet, Nouvelles Verreries de Momignie), caps (MT Packaging, Codiplas, Risdon, Newburgh) or boxes (Printor Packaging, Draeger, Dannex Manufacturing);
- Production specialists who carry out packaging (MF Production, Brand, CCI, IKI Manufacturing) or logistics (SAGA for storage, order preparation and shipment).

For our prestige product lines, approximately 80% of component and production needs are purchased from approximately 20 suppliers out of a total of over 120 active suppliers. The suppliers' accounts for our French operations are primarily settled in Euros, and for our United States operations, suppliers' accounts are primarily settled in U.S. dollars.

MARKETING AND DISTRIBUTION

Prestige Products

For our international distribution of prestige products, we contract with independent distribution companies specializing in luxury goods. In each country, we designate anywhere from one to three distributors with the status of "exclusive representative" for one or more of our name brands. We also distribute our prestige products through a variety of duty-free operators, such as airports and airlines and select vacation destinations.

Approximately 30% of our prestige fragrance net sales are denominated in U.S. dollars. In an effort to reduce our exposure to foreign currency exchange fluctuations, we engage in a program of cautious hedging of foreign currencies to minimize the risk arising from operations. Our sales are not subject to material seasonal fluctuations.

Distribution in France of our prestige products is carried out by a sales team who oversee some 1,200 points of sale including, retail perfumers (chain stores) such as



- Sephora
- Marionnaud
- Nocibé
- Galeries Lafayette
- Printemps

or specialized independent points of sale. Approximately 80% of prestige product sales in France are made to approximately 200 customers out of a total of over 1,200 active accounts.

Our distributors vary in size depending on the number of competing brands they represent. This extensive and diverse network provides us with a significant presence in over 120 countries around the world. Approximately 50 distributors out of a total of over 250 active accounts represent 80% of international prestige fragrance sales. No one customer represents more than 10% of sales.

Mass Market Products

In the United States, mass merchandisers and supermarket chains, are the target customers for our mass market products.

Our current customer list includes:



- Wal-mart
- Fred's
- Meijer's
- Albertson's
- Family Dollar
- Dollar General
- Dollar Tree Distributors
- Consolidated Stores (Big Lot Stores)
- 99 Cent Only

In addition, our mass market products are sold to wholesale distributors, such as Variety Wholesalers, specialty store chains, and to multiple locations of accessory, jewelry and clothing outlets, such as Charming Shoppes.

These products are sold through a highly efficient and dedicated in-house sales team and reach approximately 15,000 retail outlets throughout the United States. Our 140,000 square foot distribution center has provided us with the opportunity and resources to meet our customers' delivery requirements. The entrepreneurial spirit of our management enables us, and challenges us, to seek out and master new technologies to better serve our customers.

International distribution of our mass market product lines operate through the use of exclusive and nonexclusive distribution agreements in such major territories such as

- Brazil
- Argentina
- Columbia
- Hong Kong
- Mexico
- Chile
- Canada
- Australia

THE MARKET

The fragrance and cosmetic market can be broken down into two (2) types of retail distribution:

- Selective distribution - perfumeries and specialty sections of department stores, who sell brand name products with a luxury image, and
- Mass distribution - Mass merchandisers, discount stores and supermarkets, who sell low to modately priced mass market products for a broad customer base with limited purchasing power.

Selective Distribution

The following information is based on information from the Féderation des Industries de la Parfumerie.

During 2004, the French perfume industry, which accounts for about approximately 30% of the world market, reported a 2.6% growth rate, as compared to a 1.6% growth rate in 2003 & a 4.5% growth rate in 2002.



Net sales in 2004 for the French domestic market was unchanged as compared to 2003, while the French export market increased by 4.8% as compared to 2003.

- The European Union: Sales increased overall by 4% in this the largest market for French exports. Sales were strongest in the United Kingdom (+11%), Italy (+7%) and Spain (+5%).
- Europe (excluding the European Union countries): Net sales increased by 5%, with substantial growth in Russia (+27%).
- Asia: Net sales increased by 12%. Asia is the second largest market for French cosmetics and perfumes and there were sharp increases in China (+64%) and Hong Kong (+15%).
- North America: Net sales in the United States in creased 2.3% with a 3.4% increase in value and 0.5% increase in volume.
- South America: Net sales to South America (+4.2%) were good after several declining years as the result of the financial crises in Argentina and Brazil.

While our market share, based on our internal data, is less than 1% in France, in other countries such as the United Kingdom, United States, Italy, Portugal, Saudi Arabia and South Korea, we estimate that our market share is between 1% and 4% of French perfumery imports.

Mass Distribution

Our mass market products, which consist of low to moderately-priced fragrances, cosmetics and health and beauty aids are designed for a broad customer base with limited purchasing power. We sell our products both in the United States and abroad. Mass merchandisers, discount stores and supermarkets continued to perform very well during the slowdown of the economy. Our Aziza line of cosmetics has achieved widespread acceptance with distribution in over 15,000 doors in the US and growing. Our line of health and beauty aids, which consist of shampoos, conditioners and lotions, under our Intimate brand, is currently distributed in over 10,000 US doors. We expect sales of our health and beauty aids to continue to grow as our high volume, discount store customers open more stores, and we continue to develop new products for them.



PAUL SMITH LONDON


THE PRODUCTS

Paul Smith

A NEW FRAGRANCE FOR MEN AND WOMEN

the products

PRESTIGE PERFUMES

Since 1992, primarily through our 74% owned subsidiary in Paris, Inter Parfums S.A., we have sought to build a portfolio of luxury brand names through licensing agreements, or through direct acquisition of brand names. Under license agreements we obtain the right to use the brand name, create new fragrances and packaging, determine positioning and distribution, and market and sell the licensed products, in exchange for the payment of royalties. Our rights under license agreements are also generally subject to certain minimum sales requirements and advertising expenditures.

The creation and marketing of each product line are intimately linked with the brand's name, its past and present positioning, customer base and, more generally, the prevailing market atmosphere. Accordingly, we generally study the market for each proposed product line for almost a full year before we introduce any new product into the market. This study is intended to define the general position of the line and more particularly its fragrance, bottle, packaging and appeal to the buyer. In our opinion, the unity of these four elements of the marketing mix makes for a successful product.

Overall spending on marketing and point of sale support aggregated approximately $40.8 million in 2004 with approximately $ 19.0 million in point of sale support, which is included in cost of sales and $ 21.8 million in other marketing costs, included in selling expenses. Generally, distributors of our product lines contribute a similar amount for additional marketing support. The cost of launching a new product (molds and tools, start-up costs and communication costs, media, etc.) generally varies from $0.2 million to $2.0 million.

The smooth and consistent operation of our prestige perfume operations requires a thorough knowledge of the market, detailed analysis of the image and potential of each brand name, a "good dose" of creativity, as well as a highly professional approach to international distribution channels. Our prestige fragrances have an average life expectancy of five to ten years, and retail at prices of $30 to $80.

Our brand name portfolio, which has been steadily increasing since 1992, is now made up essentially of nine brand names, each of which has a variety of product lines. Burberry is our leading prestige brand name, as sales of Burberry products represented 62%, 56% and 41% of net sales for the years ended December 31, 2004, 2003 and 2002, respectively.

The following is a description of our major, prestige fragrance brands.

BURBERRY
(Burberry London, Burberry Week end, Burberry Touch, Burberry Brit)

Burberry is our leading prestige brand name, and we operate under an exclusive world-wide license with Burberry Limited. Sales of the Burberry brand experienced strong growth in 2004, and gains were achieved in all markets. The year 2004 was marked by the continued rollout of the *Burberry Brit* women's line in Asia, South America and the Middle East, as well as the successful launch of the *Burberry Brit* for men line in selected markets. In addition, we experienced solid performances from *Burberry London, Burberry Week End* and *Burberry Touch* lines. For 2005, we have scheduled the worldwide launch of a new fragrance, *Burberry Brit Red.*


BURBERRY
BURBERRY

S.T. DUPONT
(S.T. Dupont Paris, S.T. Dupont Essence Pure, L'Eau de S.T. Dupont)

In June 1997 we signed an exclusive license agreement with S.T. Dupont for the creation, manufacture and worldwide distribution of S.T. Dupont perfumes. Two lines launched in September 1998 made a promising start with a good sell-through based on a strong international luxury image.

In March 2000 we launched a new *S.T. Dupont Signature* line of two new highly selective perfumes. The Signature line did not meet our overall expectations and it was discontinued in 2002. In late 2002, we launched S.T. Dupont Essence Pure, a new line for men and women. In April 2004, we unveiled another fragrance family for S.T. Dupont, *L'eau de S.T. Dupont* in select markets in Europe and the Middle East. We are also developing a new fragrance line for men, which has been tentatively scheduled for launch in 2006.


S.T. Dupont
PARIS

PAUL SMITH
(Paul Smith,Paul Smith Extrême,Paul Smith London)

We signed an exclusive license agreement with Paul Smith in December 1998, our first designer fragrance, for the creation, manufacture and world wide distribution of Paul Smith perfumes and cosmetics.

the products

Paul Smith is an internationally renowned British designer who creates fashion with a clear identity. Paul Smith has a modern style which combines elegance, inventiveness and a sense of humor.


PAUL SMITH EXTREME

These images, in conjunction with a growing audience, provided the justification for the creation of a perfume and possibly a cosmetics line. We launched our first line of Paul Smith perfumes in certain international markets beginning in July 2000.

In October 2002, we commenced the launch of our *Paul Smith Extreme* line, and sales of Paul Smith fragrances continue to be strong in the United Kingdom and Japan. During the third quarter of 2004, our third Paul Smith fragrance family for men and women called *Paul Smith London*, was launched in the U.K., France and the U.S. The geographic rollout continued to the balance of Western Europe during the fourth quarter of 2004, and in early 2005, Japan, where the designer is very popular.

CHRISTIAN LACROIX
(Eau Florale, Bazar, Bazar Summer Fragrance)

In March 1999, we entered into an exclusive license agreement with the Christian Lacroix Company, formerly a division of LVMH Moet Hennessy Louis Vuitton S.A., for the worldwide development, manufacture and distribution of perfumes. For us, this association with a prestigious fashion label is another key area for growth which we expect will further strengthen our position in the prestige fragrance market. Our first Christian Lacroix line, *Eau de Parfum,* was launched in 1999 and in 2001, we launched a lighter eau de toilette fragrance, *Eau Florale.*

In 2002, we developed and launched two completely new lines for Christian Lacroix: *Bazar Pour Femme* and *Bazar Pour Homme. Bazar Pour Femme* comes in an eau de parfum spray as well as an eau deodorante natural spray, perfumed body lotion, perfumed bath and shower gel. *Bazar Pour Homme* comes in an eau de toilette spray, a deodorant stick, all over shampoo, after-shave balm and after-shave.



In 2003, we launched a limited edition, warm weather seasonal fragrance, *Bazar Summer Fragrance,* which had a good showing in France. Therefore, in 2004, we launched another limited edition, seasonal fragrance for our Christian Lacroix brand. For the summer of 2005, we have scheduled the launch of new fragrance family for the Christian Lacroix brand for both men and women.

CELINE
(Celine, Oriental Summer, Fever)

In May 2000 we entered into an exclusive worldwide license agreement for the development, manufacturing and distribution of fragrance lines under the Celine brand name with Celine, a division of LVMH Moet Hennessy Louis Vuitton S.A. We launched two new fragrance lines the fourth quarter of 2001. We also introduced a Celine bath line in the third quarter of 2002.



Celine, a French luxury fashion and accessory company, and part of LVMH, is known throughout the world for its luxury and quality products. This agreement is an important part of Celine's strategy to develop dynamic brand recognition and to offer a varied range of luxury items to an international clientele. Our association with this prestigious fashion label was an important step in the development and expansion of our prestige business.

During 2003, we launched a limited edition, seasonal fragrance, *Oriental Summer,* and in 2004, we launched another limited edition, warm weather, seasonal fragrance for the Celine brand. We are planning to bring a new Celine fragrance line, *Celine Fever,* to the market in Spring 2005.

LANVIN
(Arpêge, Lanvin L'Homme, Oxygêne, Eclat d'Arpêge, Vetyver)

In June 2004 Inter Parfums S.A., and Lanvin S.A. signed a worldwide license agreement to create, develop and distribute fragrance lines under the Lanvin brand name.


LANVIN
L'HOMME

A synonym of luxury and elegance, the Lanvin fashion house, founded in 1889 by Jeanne Lanvin, expanded into fragrances in the 1920s. Today, Lanvin fragrances occupy important positions in the selective distribution market in France, Europe and Asia particularly with the lines *Arpege* (created in 1927), *Lanvin L'Homme* (1997), *Oxygene* (2000), *Eclat d'Arpege* (2002) and *Vetyver* (2003).

Our first Lanvin fragrance, *Arpege pour Homme* is in the planning stage for a late 2005 or early 2006 debut.

MOLYNEUX
(Quartz, Quartz Pour Homme, Modern Quartz)

The Molyneux brand name, which we purchased in March 1994, was originally created at the turn of the century by the fashion designer Edouard Molyneux, and ranks among the institutional brand names of French perfumery. Molyneux enjoys a very prominent market position in South America, especially through the *Quartz* line for women, which was launched in 1978. The Molyneux name is also well established in duty-free outlets, France and other Western European countries.

PRESTIGE SKIN CARE

NICKEL

In April 2004 Inter Parfums, S.A. acquired a 67.5% interest in Nickel S.A.



Established in 1996 by Philippe Dumont, Nickel has developed two innovative concepts in the world of cosmetics: spas exclusively for male customers and skin care product lines for men. The Nickel range of some fifteen skin care products for the face and body is sold through prestige department and specialty stores primarily in France (500 outlets), the balance of Western Europe (900 outlets) and in the United States (300 outlets), as well as through our men's spas in Paris and New York.

Our plans include broader retail distribution of the Nickel product line and new product introductions. We also plan to draw upon the skin care product expertise that the Nickel team brings as we explore other opportunities in the treatment side of the beauty business beyond the Nickel brand.

We believe the opportunity for a unique brand such as Nickel in a fast-paced market is exceptional, as we market our products to the growing number of men who seek to expand their grooming regime beyond shaving, by using moisturizer, eye cream and exfoliants formulated specially for male skin.

PRESTIGE COLOR COSMETICS

DIANE VON FURSTENBERG



In May 2002 we entered into an exclusive worldwide license agreement with Diane von Furstenberg Studio, L.P. for the development, manufacturing and distribution of fragrance, cosmetics, skin care and related beauty products, to be sold under the Diane von Furstenberg, DVF, Diane von Furstenberg The Color Authority and Tatiana brand names. Our rights under such license agreement are subject to certain minimum sales requirements, advertising expenditures and royalty payments.

MASS MARKET PRODUCTS

Mass Market Fragrances

We produce and market a complete line of alternative designer fragrances and personal care products which sell at a substantial discount from their high profile, high retail cost, brand name counterparts. Our alternative designer fragrances, which are produced in the United States, are similar in scent to highly advertised designer fragrances that are

table of prestige brands

The following is a summary of the prestige brand names owned or licensed by us:

Brand Name	Licensed Or Owned	Date Acquired	Term, Including Option Periods	Aquisition Price (in millions)
Burberry	Licensed	July 04	12.5 years and additonal 5-year optional term that requires mutual consent	$ 3.6
S.T. Dupont	Licensed	July 97	11 years	$ 1.0
Paul Smith	Licensed	Dec. 98	12 years	$ 0.0
Celine	Licensed	May 00	11 years from January 2001 with an additional 5-year option term	$ 0.0
Lanvin	Licensed	July 04	15 years	$19.2
Nickel	Owned	April 04	N/A	$ 4.5
Molyneux	Owned	Mar. 94	N/A	$ 4.2
Christian Lacroix	Licensed	Mar. 99	11 years	$ 0.0
Diane von Furstenberg	Licensed	May 02	8 year 7 month term with three additional 2-year option terms.	$ 0.0

the products

marketed at a high retail price. These products are intended to have an upscale image without a high retail price, and typically sell at a price below $3.00 at the mass market retail level, substantially discounted from the high cost of designer fragrances which typically range from $30.00 to $200.00 at prestige retail locations.

Our alternative designer fragrances encompass a complete array of fragrances, body sprays, deodorants and perfumed creams. Product line extensions into additional personal care products are ongoing and development of new and innovative product lines is a continuous process.



New designer fragrances are constantly being launched in the marketplace. Substantial expenditure of advertising dollars, selective distribution and a high retail price create a perfect candidate for an alternative designer fragrance. We react to demand by creating a similar scent which, when combined with an innovative packaging design, is ready for sale to mass market merchandisers, chain drug stores, wholesalers and international trading companies. To this end, our strategy is to be among the first to release these new introductions into the market.

In May 2002 we, through our wholly-owned subsidiary, Jean Philippe Fragrances, LLC, acquired certain mass market fragrance brands, intellectual property, trademarks and inventory from Tristar Corporation, a Debtor-in-Possession in a Chapter 11 proceeding in U.S. Bankruptcy Court, paying $3.2 million for the intellectual property and $3.7 million for inventory.

Tristar had been one of our most significant competitors over the years, and we believe this acquisition has benefited our mass market business. We now have greater market share, and the additional brands have opened new retail accounts for us, although we have experienced some consolidation of sales from our other mass market fragrance brands.

Under the terms of a license agreement signed in 1990 with Jordache Enterprises, we have capitalized on the strength and awareness of the Jordache trademark. In December 2004 we amended our agreement, which provided for a series of ten one-year annual renewal terms. We have directed our marketing efforts on the younger, trendy mass market consumer who is the core of the Jordache franchise. New packaging, which utilizes the latest in graphic technology, is both innovative and attractive. We expect to continue this trend with additional line extensions under the Jordache brand name.

Mass Market Cosmetics

We purchased the trademark, Aziza from Unilever N.V. in 1995. The recognition of the Aziza trade name provided us with the opportunity to introduce a new cosmetic line with an existing loyal customer base.



We market the Aziza line of low priced eye shadow kits, mascara, and pencils to the young teen market. This product line, with its low suggested retail prices, is being distributed to mass market retailers and discount chains, including the 99 Cent and Dollar Store markets.

Line extensions to Aziza include foundation, lipstick, nail polish and related accessories. Aziza is presently distributed in approximately 15,000 mass market outlets throughout the United States.

Mass Market Health and Beauty Aids

During 2001, we introduced a new line of mass market health and beauty aids under our Intimate brand, consisting of shampoo, conditioner, hand lotion and baby oil. We distribute this line to the same mass market retailers and discount chains as our Aziza cosmetic line. Intimate health and beauty aids are presently distributed in approximately 10,000 mass market outlets throughout the United States.



sales by geographic area


Sales by Geographic Area
North America
28%
South &
Central America
9%
Europe
44%
Middle East
7%
Asia
11%
Other
1%
Middle
East 7%
Asia
11%
North
America
28%
South &
Central
America
9%
Europe
44%

quarterly financial data (unaudited)

(In Thousands Except Per Share Data)

2004	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Net sales	$ 58,392	$ 46,773	$ 67,090	$ 63,832	$236,047
Gross Profit	28,724	23,682	33,268	36,385	122,059
Net income	4,779	3,401	4,037	3,486	15,703
Net income per share:					
Basic	$ .25	$ .18	$ .21	$ .18	$ .82
Diluted	$ .23	$ .17	$ .20	$ .17	$ .77
Average common shares outstanding:					
Basic	19,169	19,171	19,171	19,308	19,205
Diluted	20,614	20,578	20,397	20,387	20,494

2003	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Net sales	$37,564	$41,392	$57,401	$49,232	$185,589
Gross Profit	17,880	20,126	27,511	24,623	90,140
Net income	2,503	2,937	4,684	3,713	13,837
Net income per share:					
Basic	$ .13	$ .15	$ .25	$ .19	$ .73
Diluted	$ .13	$ .15	$ .23	$ .18	$ .69
Average common shares outstanding:					
Basic	18,817	18,999	19,024	19,129	19,032
Diluted	19,908	19,906	20,182	20,470	20,116


CELINE
FEVER
CELINE
CELINE FEVER. LE NOUVEAU PARFUM POUR FEMME

the organization

All corporate functions including product analysis and development, production and sales, and finance are coordinated at the Company's corporate headquarters in New York and at the corporate offices of Inter Parfums, S.A. in Paris. Both companies are organized into four operational units that report directly to general management and ultimately to the President, Philippe Benacin and the Chief Executive Officer, Jean Madar:

Finance, investor relations and administration

Russell Greenberg in the United States and Philippe Santi in France

- Financial policy and communication, investor relations;
- Financial accounting, cost accounting, budgeting and cash flow management;
- Disclosure requirements of the Securities and Exchange Commission and Commission des Operations de Bourse;
- Labor relations, tax and legal matters and management information systems.

Operations

Gerald McKenna and Alex Canavan in the United States and Axel Marot in France:

- Product development;
- Logistics and transportation;
- Purchasing and industrial relations;
- Quality control and inventory cost supervision.

Export sales

Michel Bes in the United States and Frédéric Garcia-Pelayo and Marcella Cacci in France:

- International development strategy;
- Establishment of distributor networks and negotiation of contracts;
- Monitoring of profit margins and advertising expenditures.

Domestic (home country) sales

Wayne Hamerling in the United States and Jack Ayer in France:

- Establish and apply domestic sales strategy and distribution policy;
- Sales team management and development;
- Monitoring of profit margins and advertising expenditures.

organizational chart



18%
LV Capital USA, Inc.
58%
Philippe Benacin Jean Madar
24%
Public Shareholders
Inter Parfums, Inc. (Nasdaq-"IPAR")
100%
Inter Parfums Holding, S.A.
100%
Jean Philippe Fragrances, LLC
100%
Inter Parfums USA, LLC
100%
Nickel USA, Inc.
76%
Inter Parfums, S.A. (Second Market, Paris)
100%
Inter Parfums Trademark, S.A.
100%
Inter Parfums, Grand Public, S.A.
68%
Nickel, S.A.

Overview

We operate in the fragrance and cosmetic industry, and manufacture, market and distribute a wide array of fragrances, cosmetics and health and beauty aids. We manage our business in two segments, French based operations and United States based operations. We specialize in prestige perfumes and mass-market perfumes, cosmetics and health and beauty aids. Most of our prestige products are produced and marketed by our 74% owned subsidiary in Paris, Inter Parfums, S.A., which is also a publicly traded company as 26% of Inter Parfums, S.A. shares trade on the Paris Bourse. Prestige cosmetics and prestige skin care products represent less than 5% of consolidated net sales. Our mass-market products are primarily produced and marketed by our United States operations.

- Prestige products - For each prestige brand, owned or licensed by us, we develop an original concept for the perfume, cosmetic or skincare line consistent with world market trends.
- Mass market products - We design, market and distribute inexpensive fragrances and personal care products, including alternative designer fragrances, mass market cosmetics and health and beauty aids.

Our prestige product lines, which are manufactured and distributed by us primarily under license agreements with brand owners, represented approximately 84% of net sales during 2004. Since 1992 we have built a portfolio of brands under license, which include Burberry, S.T. Dupont, Paul Smith, Christian Lacroix, Celine, Diane von Furstenberg and Lanvin whose products are distributed in over 120 countries around the world. In terms of sales, Burberry is our most significant license, and sales of Burberry products represented 62%, 56% and 41% of net sales for the years ended December 31, 2004, 2003 and 2002, respectively.

We have acquired two licenses with affiliates of our strategic partner, LV Capital, USA Inc. (LV Capital), a wholly-owned subsidiary of LVMH Moet Hennessy Louis Vuitton S.A. (LVMH) LV Capital owns approximately 18% of our outstanding common shares. In May 2000 we entered into an exclusive worldwide license for prestige fragrances for the Celine brand, and in March 1999 we entered into an exclusive worldwide license for Christian Lacroix fragrances. In January 2005, LVMH sold the Christian Lacroix company to an unaffiliated third party, subject to the existing license. Both licenses are subject to certain minimum sales requirements, advertising expenditures and royalty payments as are customary in our industry. We believe that our association with LV Capital has enhanced our creditability in the cosmetic industry, which should lead us to additional opportunities in our industry that might not have been otherwise available to us.

Our United States operations, which primarily consists of mass market product lines, represented 16% of sales for the year ended December 31, 2004, and are comprised of alternative designer fragrances, cosmetics, health and beauty aids and personal care products. These lines are sold under trademarks owned by us or pursuant to license agreements we have for the trademarks Jordache and Tatiana.

We grow our business in two distinct ways. First, we grow by adding new brands to our portfolio, either through new licenses or out-right acquisitions of brands. Second, we grow through the creation of product line extensions within the existing brands in our portfolio. Every two to three years, we create a new family of fragrances for each brand in our portfolio.

Our business is not very capital intensive, and it is important to note that we do not own any manufacturing facilities. Rather, we act as a general contractor and source our needed components from our suppliers. These components are received at one of our distribution centers and then, based upon production needs, the components are sent to one of several outside fillers which manufacture the finished good for us and ship it back to our distribution center.

2004 Important Events

Burberry

On October 12, 2004, we entered into a new long-term fragrance license with Burberry. The agreement has a 12.5-year term with an option to extend the license by an additional 5-years subject to mutual agreement. In addition, Burberry has the right on December 31, 2009 and December 31, 2011 to buy back the license at its then fair market value. This new agreement replaces the existing 1993 license. The new royalty rates, which are approximately double the rates under the prior license, commenced as of July 1, 2004. The new advertising and promotional expenditures, which commenced on January 1, 2005, are substantially higher than under the prior license. In anticipation of these new terms and to mitigate the associated expenses, we are fine-tuning our operating model. This new model includes increased selling prices to distributors, modified cost sharing arrangements with suppliers and distributors, and involves the future formation of joint ventures or Company owned subsidiaries within key markets to handle future distribution. While we anticipate a continued short-term negative impact on our bottom line, particularly for the first half of 2005, the growth potential offered by this international luxury brand makes us confident about our future long-term prospects.

Lanvin

In June 2004, Inter Parfums, S.A. entered into an exclusive, worldwide license agreement with Lanvin S.A. to create, develop and distribute fragrance lines under the Lanvin brand name. The fifteen-year license agreement took effect July 1, 2004 and provided for an upfront non-recoupable license fee of $19.2 million, the purchase of existing inventory of $7.6 million, and requires advertising expenditures and royalty payments in line with industry practice, as well as, the assumption of certain preexisting contractual obligations.

Nickel

In April 2004 Inter Parfums, S.A. acquired a 67.5% interest in Nickel S.A. for approximately $8.7 million in cash including a capital infusion of $2.8 million made in June 2004, aggregating approximately $4.5 million, net of cash acquired. This marked our official entrée into prestige skin care products. We also own and operate men's spas in Paris and New York, which sell our Nickel products.

Discussion of Critical Accounting Policies

We make estimates and assumptions in the preparation of our financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ significantly from those estimates under different assumptions and conditions. We believe the following discussion addresses our most critical accounting policies, which are those that are most important to the portrayal of our financial condition and results of operations. These accounting policies generally require our management's most difficult and subjective judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. The following is a brief discussion of the more critical accounting policies that we employ.

Revenue Recognition

We sell our products to department stores, perfumeries, mass-market retailers, supermarkets and domestic and international wholesalers and distributors. Sales of such products by our domestic subsidiaries are denominated in U.S. dollars and sales of such products by our foreign subsidiaries are primarily denominated in either Euros or U.S. dollars. Accounts receivable reflect the granting of credit to these customers. We generally grant credit based upon our analysis of the customer's financial position as well as previously established buying patterns. Generally, we do not bill customers for shipping and handling costs and, accordingly, we classify such costs as selling and administrative expenses. We recognize revenues when merchandise is shipped and the risk of loss passes to the customer. Net sales are comprised of gross revenues less returns, and trade discounts and allowances.

Sales Returns

Generally, we do not permit customers to return their unsold products. However, on a case-by-case basis we occasionally allow customer returns. We regularly review and revise, as deemed necessary, our estimate of reserves for future sales returns based primarily upon historic trends and relevant current data. We record estimated reserves for sales returns as a reduction of sales, cost of sales and accounts receivable. Returned products are recorded as inventories and are valued based upon estimated realizable value. The physical condition and marketability of returned products are the major factors we consider in estimating realizable value. Actual returns, as well as estimated realizable values of returned products, may differ significantly, either favorably or unfavorably, from our estimates, if factors such as economic conditions, inventory levels or competitive conditions differ from our expectations.

Promotional Allowances

We have various performance-based arrangements with certain retailers to reimburse them for all or a portion of their promotional activities related to our products. These arrangements primarily allow customers to take deductions against amounts owed to us for product purchases. Estimated accruals for promotions and co-operative advertising programs are recorded in the period in which the related revenue is recognized. We review and revise the estimated accruals for the projected costs for these promotions. Actual costs incurred may differ significantly, either favorably or unfavorably, from estimates if factors such as the level and success of the retailers' programs or other conditions differ from our expectations.

Inventories

Inventories are stated at the lower of cost or market value. Cost is principally determined by the first-in, first-out method. We record adjustments to the cost of inventories based upon our sales forecast and the physical condition of the inventories. These adjustments are estimates, which could vary significantly, either favorably or unfavorably, from actual requirements if future economic conditions or competitive conditions differ from our expectations.

Equipment and Other Long-Lived Assets

Equipment, which includes tools and molds, is recorded at cost and is depreciated on a straight-line basis over the estimated useful lives of such assets. Changes in circumstances such as technological advances, changes to our business model or changes in our capital spending strategy can result in the actual useful lives differing from our estimates. In those cases where we determine that the useful life of equipment should be shortened, we would depreciate the net book value in excess of the salvage value, over its revised remaining useful life, thereby increasing depreciation expense. Factors such as changes in the planned use of equipment, or market acceptance of products, could result in shortened useful lives.

Long-lived assets, including trademarks, licenses and goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of any such asset may not be recoverable. If the sum of the undiscounted cash flows (excluding interest) is less than the carrying value, then we recognize an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the asset. The estimate of undiscounted cash flow is based upon, among other things, certain assumptions about expected future operating performance. Our estimates of undiscounted cash flow may differ from actual cash flow due to, among other things, economic conditions, changes to our business model or changes in consumer acceptance of our products. In those cases where we determine that the useful life of other long-lived assets should be shortened, we would depreciate the net book value in excess of the salvage value (after testing for impairment as described above), over the revised remaining useful life of such asset thereby increasing amortization expense.

Results of Operations

Net sales (in millions)	Years ended December 31,				
	2004	%Change	2003	% Change	2002
Prestige product sales	$ 198.0	39%	$ 142.1	61%	$ 88.4
Mass market product sales	38.0	(13%)	43.5	4%	42.0
Total	$ 236.0	27%	$ 185.6	42%	$ 130.4

Net sales for the year ended December 31, 2004 increased 27% to $236.0 million. For the year ended December 31, 2003, net sales were up 42%. At comparable foreign currency exchange rates, net sales rose 22% and 31% in 2004 and 2003, respectively. The increases in net sales are attributable to increases in our prestige product lines.

Prestige product sales, which were up 61% in 2003, grew an additional 39% in 2004. Our 2003 calendar of product launches was most ambitious. Besides the continued geographic rollout of our 2002 launches of *Essence Pure* by S.T. Dupont and Paul Smith *Extreme*, new brands and brand extensions made their debuts throughout the year. In the spring of 2003 we launched a summer seasonal fragrances for both our Celine and Christian Lacroix fragrance lines. In addition, in late September 2003, we launched a fragrance and cosmetic line under the Diane von Furstenberg label.

Most importantly, the global rollout of *Burberry Brit* for women, which began in the third quarter of 2003, expanded to Asia, South America and the Middle East in early 2004. In addition, during the third quarter of 2004, the *Burberry Brit* men's line was launched in the UK, select countries in Western Europe and in the US. The excellent performance of *Burberry London, Burberry Weekend, Burberry Touch*, as well as the *Burberry Brit* collection all contributed to, and was the primary driver of, growth in prestige product sales.


$236.0
$185.6
$130.4
2002
2003
2004
Net Sales

The year 2004 also included several brand extensions. During the second quarter of 2004, we launched a limited edition warm weather seasonal fragrance for our Celine and Christian Lacroix brands. In July, we unveiled new fragrance families for both S.T. Dupont and Paul Smith and began distribution for Lanvin products, our newest brand under license. In early 2005, we plan to introduce new Christian Lacroix and Celine fragrance families. In addition, our first new Lanvin fragrance is under development in preparation for a late 2005 or early 2006 launch.

With respect to our mass-market product lines, net sales were down 13% in 2004 after rising 4% in 2003. Through June 2003 we continued to see growth in our fragrances lines as a result of our May 2002 acquisition of certain fragrance brands from Tristar Corporation, a Debtor-in-Possession, ("Tristar"). Tristar was one of our most significant competitors in mass-market fragrances and the brands acquired are being sold in the same distribution channels as that of our other mass-market fragrance lines. After passing the one-year anniversary of this acquisition, we began consolidating certain fragrance lines to reduce duplication and improve overall efficiency. This resulted in a decline in mass-market fragrance sales in 2003. However, new product line extensions and an expanding distribution network continued to benefit sales volume in our Intimate health and beauty aids and our Aziza cosmetics lines.

The decline in mass-market product sales in 2004 is partially the result of a 13% decline in US export sales primarily to customers in Mexico and Central and South America. The economic environment in that area has been weak throughout 2004 and we have continued to closely monitor our credit risk in those territories and are willing to forego sales volume to minimize our overall credit exposure. Domestic sales in 2004 also showed signs of weakness and were also off 13% for the year.

Our new product development program for all of our product groups is well under way, and we expect to roll out new products throughout 2005. In addition, we are actively pursuing other new business opportunities. However, we cannot assure you that any new license or acquisitions will be consummated.

As previously discussed, in April 2004, Inter Parfums, S.A. acquired a 67.5% interest in Nickel S.A. (Nickel) for approximately $8.7 million in cash including an additional capital infusion of $2.8 million made in June 2004, aggregating approximately $4.5 million, net of cash acquired. Net sales of Nickel products for the period April 1, 2004 through December 31, 2004 aggregated $3.7 million and net income for the same period was insignificant. For the year ended March 31, 2004, prior to the acquisition, Nickel generated net sales of approximately $6 million.

Also as discussed above, in June 2004, Inter Parfums, S.A. entered into an exclusive, worldwide license agreement with Lanvin S.A. to create, develop and distribute fragrance lines under the Lanvin brand name. The fifteen-year license agreement took effect July 1, 2004. For the six months period ended December 31, 2004, net sales of Lanvin products aggregated approximately $10.2 million.

In October 2004, we entered into a new long-term fragrance license with Burberry. This new agreement replaces the existing license and provides for an increase in the royalty rate effective as of July 1, 2004 and additional resources to be devoted to marketing commencing in 2005. In anticipation of these new terms and to mitigate the associated expenses, we are fine-tuning our operating model. This new model includes increased selling prices, modified cost sharing arrangements with suppliers and distributors, and involves the future formation of joint ventures or Company-owned subsidiaries within key markets. While we anticipate a continued short-term impact on our bottom line, particularly for the first half of 2005, the growth potential offered by this international luxury brand makes us confident about our future long-term prospects.

Gross margins
(in millions)

	Years ended December 31,		
	2004	2003	2002
Net sales	$ 236.0	$ 185.6	$ 130.4
Cost of sales	114.0	95.4	71.6
Gross margin	$ 122.0	$ 90.2	$ 58.7
Gross margin as a % of net sales	52%	49%	45%

Gross profit margins were 52% in 2004, 49% in 2003 and 45% in 2002. Sales of products from our primarily French based prestige fragrance lines generate significantly higher gross profit margins than sales of our primarily United States based mass market product lines. In 2004, a decline of approximately 1% in gross margin as a percentage of sales for United States mass market operations in 2004 was more than offset by an approximate 2% improvement in gross margin as a percentage of sales for our French based prestige product lines. The balance of the margin improvement in 2004 was the result of the net sales growth rate achieved in prestige product lines, as compared to the negative growth rate of our mass market product lines. In 2003, there was no change in gross margin as a percentage of sales for United States mass market operations and a 3% improvement in gross margin as a percentage of sales for our French based prestige product lines. The balance of the margin improvement in 2004 was the result of the net sales growth rate achieved in prestige product lines, as compared to the growth rate of our mass-market product lines.


$26.6
$17.5
2002
2003

Selling, general & administrative
(in millions)

	Years ended December 31,		
	2004	2003	2002
Selling, general & administrative	$ 89.5	$ 64.1	$ 41.2
Selling, general & administrative as a % of net sales	38%	35%	32%

Selling, general and administrative expense increased 40% for the year ended December 31, 2004, as compared to 2003 and 56% for the year ended December 31, 2003, as compared to 2002. As a percentage of sales selling, general and administrative was 38%, 35% and 32% of sales for the years ended December 31, 2004, 2003 and 2002, respectively. The increase in selling, general and administrative expenses as a percentage of sales for 2004 is primarily the result of increased royalties required under our new license with Burberry. Royalty expense, included in selling, general, and administrative expenses, aggregated $20.9 million, $10.4 million and $5.5 million, for the years ended December 31, 2004, 2003 and 2002, respectively.

In addition, growth in our prestige product lines requires higher selling, general and administrative expenses because promotion and advertising are prerequisites for sales of designer prestige products. We develop a complete marketing and promotional plan to support our growing portfolio of prestige brands and to build upon each brand's awareness. Promotion and advertising included in selling, general and administrative expenses was approximately $21.8 million, $19.8 million and $10.3 million for the years ended December 31, 2004, 2003 and 2002, respectively. Our mass-market product lines do not require extensive advertising and therefore, more of our selling, general and administrative expenses are fixed rather than variable.

As previously reported, Inter Parfums, S.A. was a party to litigation with Jean Charles Brosseau, S.A. (Brosseau), the owner of the Ombre Rose trademark. In October 1999, Inter Parfums, S.A. received notice of a judgment in favor of Brosseau, which awarded damages of approximately $0.85 million (at current exchange rates).

In February 2004, in accordance with a Court of Appeal order Inter Parfums, S.A. paid total damages of $0.39 million. Brosseau had until the end of May 2004 to appeal this decision. No appeal has been filed, and therefore, in May 2004, Inter Parfums, S.A. reversed its remaining litigation reserve aggregating approximately $0.46 million. This reversal is included as a reduction of administrative expenses in the accompanying consolidated statement of income.

Interest expense aggregated $0.8 million, $0.3 million and $0.4 million for the years ended December 31, 2004, 2003 and 2002, respectively. We use the credit lines available to us, as needed, to finance our working capital needs and short-term financing for acquisitions. In connection with the acquisition of the Lanvin license referred to above, Inter Parfums, S.A. financed the license fee by entering into a $19.2 million five-year credit agreement. In order to reduce exposure to rising variable interest rates, Inter Parfums, S.A. entered into a swap transaction effectively exchanging the variable interest rate referred to above to a variable rate based on the 12 month EURIBOR rate with a floor of 3.25% and a ceiling of 3.85%. This derivative instrument is recorded at fair value and charges in fair value are reflected in the results or operation.

Foreign currency gains or (losses) aggregated ($0.4) million, $0.3 million and ($0.1) million for the years ended December 31, 2004, 2003 and 2002, respectively. We enter into foreign currency forward exchange contracts to manage exposure related to certain foreign currency commitments.

Our effective income tax rate was 36.5%, 35.3% and 35.7% for the years ended December 31, 2004, 2003 and 2002, respectively. Our effective tax rates differ from statutory rates due to the effect of state and local taxes and tax rates in foreign jurisdictions which are slightly higher than those in the United States. No significant changes in tax rates were experienced nor were any expected in jurisdictions where we operate.

Net income increased 13% to $15.7 million in 2004 after increasing 47% to $13.8 million in 2003. Diluted earnings per share increased 12% to $0.77 in 2004 after increasing 47% to $0.69 in 2003. Weighted average shares outstanding aggregated 19.2 million, 19.0 million and 18.8 million for the years ended December 31, 2004, 2003 and 2002, respectively. On a diluted basis, average shares outstanding were 20.5 million, 20.1 million and 19.9 million for the years ended December 31, 2004, 2003 and 2002, respectively. The increase in the average diluted shares outstanding is the result of the effect of dilutive securities resulting from an increase in our average stock price. The average stock price of our common shares was $19.25 per share for the year ended December 31, 2004, as compared to $10.41 per share for the year ended December 31, 2003.


$0.77
$0.69
$0.47
2002
2003
2004
Diluted Earnings Per Share

Liquidity and Financed Resources

Our financial position remains strong. At December 31, 2004, working capital aggregated $130 million and we had a working capital ratio of 3.4 to 1. Cash and cash equivalents and short-term investments aggregated $41.0 million.

The Company reclassified it's investments in auction rate securities that were previously classified as cash and cash equivalents aggregating $17.6 million and $17.3 million as of December 31, 2004 and 2003, respectively, to short-term investments. The consolidated statements of cash flows for the years ended December 31, 2004, 2003 and 2002 were adjusted to reflect the impact of the reclassification. Auction rate securities, which are comprised of preferred stock, have characteristics similar to short-term investments because at predetermined intervals, generally within 28 to 49 days of the purchase, there is a new auction process.

In April 2004, Inter Parfums, S.A. acquired a 67.5% interest in Nickel for approximately $8.7 million in cash including an additional capital infusion of $2.8 million made in June 2004, aggregating approximately $4.5 million, net of cash acquired. We funded this acquisition with cash on hand. In accordance with the purchase agreement, each of the minority shareholders has an option to put their remaining interest in Nickel to Inter Parfums, S.A. from January 2007 through June 2007. Based on an independent valuation, management has valued the put options at $0.93 million as of the date of acquisition. These options are carried at fair value as determined by management as of December 31, 2004, which resulted in a gain of $0.17 million.

The purchase price for the minority shares will be based upon a formula applied to Nickel's sales for the year ending December 31, 2006, pro rated for the minority holders' equity in Nickel or at a price approximately 7% above the recent purchase price.

In June 2004, Inter Parfums, S.A. entered into an exclusive, world wide license agreement with Lanvin to create, develop and distribute fragrance lines under the Lanvin brand name. The fifteen-year license agreement takes effect July 1, 2004 and provided for an upfront license fee of $19.2 million and the purchase of existing inventory of $7.6 million. Inter Parfums, S.A. financed the license fee by entering into a $19.2 million five-year credit agreement. This long-term credit facility, which bears interest at 0.60% above the Eurobor rate, provides for principal to be repaid in 20 equal quarterly installments of $0.96 million and requires the maintenance of certain financial covenants.


$129.9
$116.0
$83.6
2002
2003
2004
Working Capital

In October 2004, Inter Parfums, S.A. entered into a new long-term fragrance license with Burberry. This new agreement replaces the existing license and provides for an increase in the royalty rate effective as of July 1, 2004 and additional resources to be devoted to marketing commencing in 2005. In connection with the new license agreement Inter Parfums, S.A. paid Burberry an upfront license fee of approximately $3.6 million.

Cash provided by (used in) operating activities aggregated ($4.4) million, $19.3 million and $12.7 million for the years ended December 31, 2004, 2003 and 2002, respectively. At December 31, 2003, in terms of cash flows, accounts receivable and inventories were up 34% and 49%, respectively, from December 31, 2002. The increase in accounts receivable and inventories is reasonable considering that net sales for the three months and year ended December 31, 2003 were up 33% and 42%, respectively. In addition, a significant inventory build up during the fourth quarter of 2003 was made to meet our sales commitments in early 2004 including the continued rollout of our *Burberry Brit* for women line. This buildup was financed primarily through normal credit terms with our vendors, and therefore did not have any significant impact on our cash flows from operations.

The 2003 inventory buildup financed through normal credit terms from our vendors is the most significant factor affecting our cash flow from operating activities in 2004 as our vendors needed to get paid. Changes in accounts payable and accrued expenses provided cash from operating activities in 2003 of $23.9 million and used cash of $21.8 million in 2004. In addition, cash used in operating activities for 2004 reflects an increase in accounts receivable of $5.8 million. This increase, which represents a 9% increase from the December 31, 2003 accounts receivable balance, is reasonable considering the Company's sales growth of 29% and 27% for the three months and year ended December 31, 2004, respectively.

Cash flows used in investing activities consists of approximately $2.0 million spent on tools and molds with the balance of capital expenditures representing office fixtures, computer equipment and industrial equipment needed at our distribution centers. For the year ended December 31, 2004, cash flows used in investing activities aggregated $32.5 million. Included in this amount is approximately $20.3 million paid for the purchase of the Lanvin license (including legal expenses and fees), $4.5 million paid for the Nickel acquisition, net of cash acquired and $3.6 million paid to Burberry in connection with the signing of a new license agreement.

In March 2005, our board of directors increased the cash dividend to $.16 per share, approximately $3.1 million per annum, payable $.04 per share on a quarterly basis. Our first cash dividend of $.04 per share is to be paid on April 15, 2005 to shareholders of record on March 31, 2005. Dividends paid, including dividends paid to minority shareholders by our French

management's discussion and analysis of financial condition and results of operations

subsidiary aggregated $2.9 million, $1.8 million and $1.1 million in 2004, 2003 and 2002, respectively. This increased cash dividend in 2005 represents a small part of our cash position and is not expected to have any significant impact on our financial position.

Our short-term financing requirements are expected to be met by available cash at December 31, 2004, cash generated by operations and short-term credit lines provided by domestic and foreign banks. The principal credit facilities for 2004 consist of a $12.0 million unsecured revolving line of credit provided by a domestic commercial bank and approximately $30.0 million in credit lines provided by a consortium of international financial institutions. Actual borrowings under these facilities have been minimal as we typically use our working capital to finance all of our cash needs.

We believe that funds generated from operations, supplemented by our present cash position and available credit facilities, will provide us with sufficient resources to meet all present and reasonably foreseeable future operating needs.

Inflation rates in the U.S. and foreign countries in which we operate did not have a significant impact on operating results for the year ended December 31, 2004.

Quantitative and Qualitative Disclosures About Market Risk

General

We address certain financial exposures through a controlled program of risk management that primarily consists of the use of derivative financial instruments. We primarily enter into foreign currency forward exchange contracts in order to reduce the effects of fluctuating foreign currency exchange rates. We do not engage in the trading of foreign currency forward exchange contracts or interest rate swaps.

Foreign Exchange Risk Management

We periodically enter into foreign currency forward exchange contracts to hedge exposure related to receivables denominated in a foreign currency and to manage risks related to future sales expected to be denominated in a foreign currency. We enter into these exchange contracts for periods consistent with our identified exposures. The purpose of the hedging activities is to minimize the effect of foreign exchange rate movements on the receivables and cash flows of Inter Parfums, S.A., our French subsidiary, whose functional currency is the Euro. All foreign currency contracts are denominated in currencies of major industrial countries and are with large financial institutions, which are rated as strong investment grade.

All derivative instruments are required to be reflected as either assets or liabilities in the balance sheet measured at fair value. Generally, increases or decreases in fair value of derivative instruments will be recognized as gains or losses in earnings in the period of change. If the derivative is designated and qualifies as a cash flow hedge, then the changes in fair value of the derivative instrument will be recorded in other comprehensive income.

Before entering into a derivative transaction for hedging purposes, we determine that the change in the value of the derivative will effectively offset the change in the fair value of the hedged item from a movement in foreign currency rates. Then, we measure the effectiveness of each hedge throughout the hedged period. Any hedge ineffectiveness is recognized in the income statement.

We believe that our risk of loss as the result of nonperformance by any of such financial institutions is remote and in any event would not be material. The contracts have varying maturities with none exceeding one year. Costs associated with entering into such contracts have not been material to our financial results. At December 31, 2004, we had foreign currency contracts at Inter Parfums, S.A. in the form of forward exchange contracts in the amount of approximately U.S. $37.2 million and GB Pounds 5.4 million.

Interest Rate Risk Management

We mitigate interest rate risk by continually monitoring interest rates, and then determining whether fixed interest rates should be swapped for floating rate debt, or if floating rate debt should be swapped for fixed rate debt. We have entered into one (1) interest rate swap to reduce exposure to rising variable interest rates, by effectively exchanging the variable interest rate of 0.6% above the three month EURIBOR rate on our long-term to a variable rate based on the 12 month EURIBOR rate with a floor of 3.25% and a ceiling of 3.85%. This derivative instrument is recorded at fair value and changes in fair value are reflected in the results of operations.

contractual obligations

The following table sets for a schedule of our contractual obligations over the periods indicated in the table, as well as our total contractual obligations ($ in thousands).

	Payments due by period				
Contractual Obligations	Total	Less than 1 year	Years 2-3	Years 4-5	More than 5 years
Long-Term Debt	$ 19,617	$ 4,359	$ 8,718	$ 6,540	$ 0
Capital Lease Obligations	$ 0	$ 0	$ 0	$ 0	$ 0
Operating Leases	$ 38,138	$ 5,062	$ 11,197	$ 11,386	$ 10,493
Purchase Obligations	$ 0	$ 0	$ 0	$ 0	$ 0
Other Long-Term Liabilities Reflected on the Registrant's Balance Sheet under GAAP	$ 0	$ 0	$ 0	$ 0	$ 0
Minimum Royalty Obligations	$ 396,892	$ 25,651	$ 58,565	$ 65,330	$ 247,346
Total	$ 454,647	$ 35,072	$ 78,480	$ 83,256	$ 257,839

Management's Report on Internal Control over Financial Reporting

The management of Inter Parfums, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting for the company. With the participation of the Chief Executive Officer and the Chief Financial Officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2004.

Our independent auditor, Mazars LLP, a registered public accounting firm, has issued its report on its audit of our management's assessment of our internal control over financial reporting. This report appears below:

Jean Madar
Chief Executive Officer,
Chairman of the
Board of Directors

Russell Greenberg
Executive Vice President and
Chief Financial Officer

Report of Independent Registered Public Accounting Firms on Internal Control over Financial Reporting

Board of Directors and Shareholders
Inter Parfums, Inc. New York, New York

We have audited management's assessment, included in the accompanying "Internal Control over Financial Reporting", that Inter Parfums, Inc. and subsidiaries maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Inter Parfums, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Inter Parfums, Inc. maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also in our opinion, Inter Parfums, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Inter Parfums, Inc. as of December 31, 2004, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for the year then ended, and our report dated March 4, 2005 expressed an unqualified opinion thereon.

Mazars LLP

Mazars LLP
New York, New York
April 19, 2005

Report of Independent Registered Public Accounting Firms

Board of Directors and Shareholders of
Inter Parfums, Inc. New York, New York

We have audited the accompanying consolidated balance sheet of Inter Parfums, Inc. and subsidiaries as of December 31, 2004, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Inter Parfums, Inc. and subsidiaries as of December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Inter Parfums, Inc.'s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated April 19, 2005 expressed an unqualified opinion thereon.

Mazars LLP
New York, New York
March 4, 2005 except for the last paragraph hereof, for which the date is April 19, 2005

To the Board of Directors and Shareholders of
Inter Parfums, Inc.:

We have audited the accompanying consolidated balance sheet of Inter Parfums, Inc. and subsidiaries as of December 31, 2003, and the related consolidated statements of income, changes in shareholders' equity and comprehensive income, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Inter Parfums, Inc. and subsidiaries as of December 31, 2003, and the results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

KPMG LLP
New York, New York
March 26, 2004

Report of Independent Registered Public Accounting Firms

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700
Fax 212.891.4100
www.eisnerllp.com

Board of Directors and Shareholders
Inter Parfums, Inc.
New York, New York

We have audited the accompanying consolidated statements of income, changes in shareholders' equity and comprehensive income, and cash flows of Inter Parfums, Inc. and subsidiaries (the "Company") for the year ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We did not audit the financial statements of Inter Parfums Holdings, S.A. and subsidiaries, consolidated foreign subsidiaries of the Company, which statements reflect net sales constituting 68% for 2002. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts for Inter Parfums Holdings, S.A. and subsidiaries, is based solely on the report of the other auditors.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the report of the other auditors, the financial statements enumerated above present fairly, in all material respects, the consolidated results of operations and consolidated cash flows of Inter Parfums, Inc. and subsidiaries for the year ended December 31, 2002 in conformity with U.S. generally accepted accounting principles.

Eisner LLP

Eisner LLP
New York, New York
March 5, 2003

With respect to accounts for foreign subsidiaries
March 21, 2003

KPMG

KPMG Audit

Immeuble KPMG
1, cours Valmy
92923 Paris La Défense Cedex
France

The Board of Directors and Shareholders
Inter Parfums Holdings, S.A.

We have audited the accompanying consolidated statements of income, shareholders' equity and comprehensive income, and cash flows of Inter Parfums Holdings, S.A. and subsidiaries for the year ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Inter Parfums Holdings, S.A. and subsidiaries for the year ended December 31, 2002, in conformity with U.S. generally accepted accounting principles.

Paris La Defense, March 21, 2003

KPMG Audit
A division of KPMG S.A.

Alain Bouchet
Partner

consolidated balance sheets

(In Thousands Except Share and Per Share Data)

	2004	2003
Assets		
Current assets:		
Cash and cash equivalents	$ 23,372	$ 41,658
Short-term investments	17,600	17,300
Accounts receivable, net of allowances of $3,230 and $1,989 in 2004 and 2003, respectively	75,382	63,467
Inventories	61,066	54,255
Receivables, other	2,703	1,631
Other current assets	930	1,638
Income tax receivable	544	1,110
Deferred tax assets	2,605	1,381
Total current assets	184,202	182,440
Equipment and leasehold improvements, net	6,448	4,967
Trademarks and licenses, net	34,171	6,323
Goodwill	5,143	
Other assets	521	271
Total assets	$ 230,485	$ 194,001
Liabilities		
Current liabilities:		
Loans payable - banks	$ 748	$ 121
Current portion of long-term debt	4,359	
Accounts payable	30,730	45,152
Accrued expenses	15,385	17,403
Income taxes payable	2,533	3,411
Dividends payable	581	383
Total current liabilities	54,336	66,470
Deferred tax liability	2,839	1,417
Long-term debt, less current portion	15,258	
Put option	838	
Minority interest	30,705	21,198
Commitments and contingencies		
Shareholders' Equity		
Preferred stock, $.001 par value; authorized 1,000,000 shares; none issued		
Common stock, $.001 par value; authorized 100,000,000 shares; outstanding 19,379,917 and 19,164,186 shares in 2004 and 2003, respectively	19	19
Additional paid-in capital	35,538	34,363
Retained earnings	100,772	87,376
Accumulated other comprehensive income	16,431	9,404
Treasury stock, at cost 7,064,511 and 7,180,579 common shares in 2004 and 2003, respectively	(26,251)	(26,246)
Total shareholders' equity	126,509	104,916
Total liabilities and shareholders' equity	$ 230,485	$ 194,001

See accompanying notes to consolidated financial statements.

consolidated statements of income

(In Thousands Except Share and Per Share Data)

	2004	2003	2002
Net sales	$ 236,047	$ 185,589	$ 130,352
Cost of sales	113,988	95,449	71,630
Gross margin	122,059	90,140	58,722
Selling, general and administrative	89,516	64,147	41,202
Income from operations	32,543	25,993	17,520
Other expenses (income):			
Interest expense	798	271	394
(Gain) loss on foreign currency	360	(333)	106
Interest income	(782)	(946)	(628)
Loss on subsidiary's issuance of stock	529	369	67
	905	(639)	(61)
Income before income taxes and minority interest	31,638	26,632	17,581
Income taxes	11,542	9,403	6,282
Income before minority interest	20,096	17,229	11,299
Minority interest in net income of consolidated subsidiary	4,393	3,392	1,894
Net Income	$ 15,703	$ 13,837	$ 9,405
Net income per share:			
Basic	$ 0.82	$ 0.73	$ 0.50
Diluted	$ 0.77	$ 0.69	$ 0.47
Weighted average number of shares outstanding:			
Basic	19,204,768	19,032,460	18,776,988
Diluted	20,494,038	20,116,433	19,948,305

See accompanying notes to consolidated financial statements.

consolidated statements of changes in shareholders' equity

(In Thousands Except Share and Per Share Data)

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Compre-hensive Income	Accumulated Other Compre-hensive Income	Treasury Stock	Total
Balance - January 1, 2002	18,692,269	$ 19	$ 32,470	$ 66,788		$ (8,043)	$ (26,143)	$ 65,091
Comprehensive income:								
Net income				9,405	$ 9,405			9,405
Foreign currency translation adjustments					6,746	6,746		6,746
Change in fair value of derivatives					(97)	(97)		(97)
Total comprehensive income					$16,054			
Dividends				(1,130)				(1,130)
Shares issued upon exercise of stock options (including income tax benefit)	428,613		971				1,119	2,090
Shares received as proceeds of option exercises	(144,675)						(1,189)	(1,189)
Balance - December 31, 2002	18,976,207	19	33,441	75,063		(1,394)	(26,213)	80,916
Comprehensive income:								
Net income				13,837	$13,837			13,837
Foreign currency translation adjustments					10,616	10,616		10,616
Change in fair value of derivatives					182	182		182
Total comprehensive income					$24,635			
Dividends				(1,524)				(1,524)
Shares issued upon exercise of stock options (including income tax benefit)	266,750		922				732	1,654
Shares received as proceeds of option exercises	(78,771)						(765)	(765)
Balance - December 31, 2003	19,164,186	19	34,363	87,376		9,404	(26,246)	104,916
Comprehensive income:								
Net income				15,703	$15,703			15,703
Foreign currency translation adjustments					6,919	6,919		6,919
Change in fair value of derivatives					108	108		108
Total comprehensive income					$ 22,730			(2,307)
Dividends	262,663			(2,307)				
Shares issued upon exercise of stock options (including income tax benefit)	(46,932)		1,175				596	1,771
Shares received as proceeds of option exercises							(601)	(601)
[illegible]	19,379,917	$ 19	$ 35,538	$100,772		$ 16,431	$ (26,251)	$126,509

See accompanying notes to consolidated financial statements.

consolidated statements of cash flows

(In Thousands Except Share and Per Share Data)

	2004	2003	2002
Cash flows from operating activities:			
Net income	$ 15,703	$ 13,837	$ 9,405
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	3,988	3,344	2,220
Provision for doubtful accounts	1,191	362	184
Minority interest in net income of consolidated subsidiary	4,393	3,392	1,894
Deferred tax provision	155	369	830
Change in fair value of put options	(174)		
Loss on subsidiary's issuance of stock	529	369	67
Gain on sale of trademark			(87)
Changes in:			
Accounts receivable	(6,974)	(14,199)	(5,699)
Inventories	(1,703)	(15,881)	(1,185)
Other assets	(10)	570	(543)
Accounts payable and accrued expenses	(21,835)	23,882	3,363
Income taxes payable, net	354	3,301	2,291
Net cash provided by (used in) operating activities	(4,383)	19,346	12,740
Cash flows from investing activities:			
Purchases of short-term investments	(14,800)	(13,100)	(10,500)
Proceeds from sale of short-term investments	14,500	7,600	13,700
Purchase of equipment and leasehold improvements	(3,254)	(2,545)	(1,317)
Payment for licenses and trademarks acquired	(24,465)		(3,225)
Acquisition of businesses, net of cash acquired	(4,481)		
Proceeds from sale of trademark			158
Net cash used in investing activities	(32,500)	(8,045)	(1,184)
Cash flows from financing activities:			
Increase (decrease) in loans payable - banks	182	(1,752)	353
Proceeds from long-term debt	19,925		
Repayment of long-term debt	(1,992)		(1,445)
Proceeds from sale of stock of subsidiary	1,622	1,105	15
Purchase of treasury stock	(184)	(184)	(193)
Proceeds from exercise of options	455	274	295
Dividends paid	(2,109)	(1,428)	(844)
Dividends paid to minority interest	(776)	(409)	(273)
Net cash providied by (used in) financing activities	17,123	(2,394)	(2,092)
Effect of exchange rate changes on cash	1,474	6,261	3,464
Net increase (decrease) in cash and cash equivalents	(18,286)	15,168	12,928
Cash and cash equivalents - beginning of year	41,658	26,490	13,562
Cash and cash equivalents - end of year	$ 23,372	$ 41,658	$ 26,490
Supplemental disclosures of cash flow information:			
Cash paid for:			
Interest	$ 495	$ 271	$ 334
Income taxes	$ 11,535	$ 6,518	$ 2,047

See accompanying notes to consolidated financial statements.

(In Thousands Except Share and Per Share Data)

(1) The company and its significant accounting policies

(a) Business of the Company

Inter Parfums, Inc. and its domestic and foreign subsidiaries (the Company) manufacture and distribute prestige brand name fragrances and cosmetics and mass market fragrances, cosmetics, and personal care products.

(b) Basis of Preparation

The consolidated financial statements include the accounts of the Company including majority-owned Inter Parfums, S.A. (IPSA), a subsidiary whose stock is publicly traded in France. All material intercompany balances and transactions have been eliminated.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) Foreign Currency Translation

For foreign subsidiaries with operations denominated in a foreign currency, assets and liabilities are translated to U.S. dollars at year-end exchange rates. Income and expense items are translated at average rates of exchange prevailing during the year. Gains and losses from translation adjustments are accumulated in a separate component of shareholders' equity.

(d) Cash and Cash Equivalents

All highly liquid investments purchased with a maturity of three months or less are considered to be cash equivalents.

(e) Short-term Investments

Short-term investments consist of available for sale auction rate securities which are comprised of preferred stock. These securities have characteristics similar to short-term investments because at predetermined intervals, generally within 28 to 49 days of the purchase, there is a new auction process. Short-term investments are stated at fair market value which is equal to cost.

(f) Financial Instruments

The carrying amount of cash and cash equivalents, short-term investments, accounts receivable, other receivables, accounts payable and accrued expenses approximates fair value due to the short terms to maturity of these instruments. The carrying amount of loans payable approximates fair value as the interest rates on the Company's indebtedness approximate current market rates. The value of the Company's long-term debt was estimated based on the current rates offered to the Company for debts with the same remaining maturities.

All derivative instruments are reported as either assets or liabilities on the balance sheet measured at fair value. Generally, increases or decreases in the fair value of derivative instruments will be recognized as gains or losses in earnings in the period of change. If the derivative instrument is designated and qualifies as a cash flow hedge, the changes in fair value of the derivative instrument will be recorded as a separate component of shareholders' equity until the forcasted sale is recorded or when the hedge is determined to be ineffective.

The Company occasionally enters into foreign currency forward exchange contracts to hedge exposure related to receivables denominated in a foreign currency and to manage risks related to future sales expected to be denominated in a foreign currency. Before entering into a derivative transaction for hedging purposes, it is determined that a high degree of initial effectiveness exists between the change in value of the hedged item and the change in the value of the derivative instrument from movement in exchange rates. High effectiveness means that the change in the value of the derivative instrument will effectively offset the change in the fair value of the hedged item. The effectiveness of each hedged item is measured throughout the hedged period. Any hedge ineffectiveness as defined by SFAS No. 133 is recognized as a gain or loss on foreign currency in the income statement. At December 31, 2004, the Company's subsidiary had foreign currency contracts in the form of forward exchange contracts in the amount of approximately U.S. $37.2 million and GB pounds 5.4 million, which have maturities of less than a year.

(g) Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market.

(h) Equipment and Leasehold Improvements

Equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line method over the estimated useful asset lives for equipment, which range between three and ten years and the shorter of the lease term or estimated useful asset lives for leasehold improvements.

(i) Goodwill and other Intangible Assets

The Company reviews goodwill, trademarks with indefinite lives for impairment at least annually, and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The goodwill primarily relates to the Company's European operations. The cost of licenses acquired is being amortized by the straight-line method over the term of the respective license. The Company reviews licenses and trademarks with finite lives for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

(j) Revenue Recognition

Revenue is recognized when merchandise is shipped and the risk of loss passes to the customer. The Company, at its discretion, permits limited returns of merchandise and establishes allowances for estimated returns based upon historic trends and relevant current data. The Company does not bill its customer's freight and handling charges and all shipping and handling costs, which aggregated $4.0 million, $3.5 million and $2.6 million in 2004, 2003 and 2002, respectively, are included in selling, general and administrative expense in the consolidated statements of income.

(k) Issuance of Common Stock by Consolidated Subsidiary

The difference between the Company's share of the proceeds received by the subsidiary and the carrying amount of the portion of the Company's investment deemed sold is reflected as a gain or loss in the consolidated statements of income.

(l) Stock-Based Compensation

The Company accounts for stock-based employee compensation under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations (APB 25). The Company has adopted the disclosure-only

(In Thousands Except Share and Per Share Data)

provisions of SFAS No. 123, Accounting for Stock-Based Compensation, and SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, which was released in December 2002 as an amendment of SFAS No. 123.

The Company applies APB No. 25 and related interpretations in accounting for its stock option incentive plans. The following table illustrates the effect on net income and earnings per share if the fair value based method had been applied to all awards.

	Year ended December 31,		
	2004	2003	2002
Reported net income	$15,703	$13,837	$ 9,405
Stock-based employee compensation expense included in reported net income, net of related tax effects	0	0	0
Stock-based employee compensation determined under the fair value based method, net of related tax effects	(1,224)	(1,409)	(578)
Pro forma net income	$14,479	$12,428	8,827
Income per share, as reported:			
Basic	$ 0.82	$ 0.73	$ 0.50
Diluted	0.77	0.69	0.47
Pro forma net income per share:			
Basic	$ 0.75	$ 0.65	$ 0.47
Diluted	0.71	0.62	0.44

The weighted average fair values of the options granted by Inter Parfums, Inc. during 2004, 2003, and 2002 are estimated as $6.22, $6.58, and $2.25 per share, respectively, on the date of grant using the Black-Scholes option pricing model with the following assumptions: dividend yield 0.8% in 2004, 0.5% in 2003, and 0.8%in 2002; volatility of 50% in 2004, 2003, 2002; risk-free interest rates at the date of grant, 2.93% in 2004, 1.88% in 2003, and 1.83% in 2002; and an expected life of the option of four years in 2004 and two years in 2003 and 2002.

Stock-based employee compensation determined under the fair value based method, net of related tax effects, includes compensation incurred by our majority owned subsidiary, Inter Parfums, S.A., whose stock is publicly traded in France. The weighted average fair values of the options granted by Inter Parfums, S.A. during 2004, 2003, and 2002 are estimated as 12.48 euro, 14.62 euro and 10.96 euro per share, respectively, on the date of grant using the Black-Scholes option pricing model with the following assumptions: dividend yield 1.0% in 2004 and 2003, and 0.0% in 2002; volatility of 23%, 41% and 35% in 2004, 2003 and 2002; risk-free interest rates at the date of grant, 4.2% in 2004 and 3.0% in 2003 and 2002; and an expected life of the option of four years in 2004, 2003 and 2002.

(m) Earnings Per Share

Basic earnings per share is computed using the weighted average number of shares outstanding during each year. Diluted earnings per share is computed using the weighted average number of shares outstanding during each year, plus the incremental shares outstanding assuming the exercise of dilutive stock options using the treasury stock method.

The following table sets forth the computation of basic and diluted earnings per share:

	Year ended December 31,		
	2004	2003	2002
Numerator:			
Net income	$ 15,703	$ 13,837	$ 9,405
Denominator:			
Weighted average shares	19,204,768	19,032,460	18,776,988
Effect of dilutive securities:			
Stock options	1,289,270	1,083,973	1,171,317
Denominator for diluted earnings per share	20,494,038	20,116,433	19,948,305

Not included in the above computations is the effect of anti-dilutive potential common shares which consist of options to purchase 116,000, 204,000, and 114,000 shares of common stock for 2004, 2003, and 2002, respectively.

(n) Advertising and Promotion

Costs associated with advertising are expensed when incurred. Total advertising expenses, which primarily include print media and promotional expenses, such as products used as sales incentives, were $40.8 million, $31.8 million, and $18.5 million for 2004, 2003, and 2002, respectively. These amounts include expenses relating to purchase with purchase and gift with purchase promotions that are reflected in cost of sales.

Advertising and promotional expenses included in selling, general and administrative expenses were $21.8 million, $19.8 million and $10.3 million for 2004, 2003 and 2002, respectively. The Company also has various arrangements with customers pursuant to its trade terms to reimburse them for a portion of their advertising or promotional costs, which provide advertising and promotional benefits to the Company. The costs that the Company incurs for shelf replacement costs and slotting fees are expensed as incurred and are netted against revenues on the Company's consolidated statement of income.

(o) Accounts Receivable

Accounts receivable represent payments due to the Company for previously recognized net sales, reduced by an allowance for doubtful accounts or balances, which are estimated to be uncollectible at December 31, 2004 and 2003. Accounts receivable balances are recorded against the allowance for doubtful accounts when they are deemed uncollectible. Recoveries of accounts receivable previously recorded against the allowance are recorded in the consolidated statement of income when received.

(p) Reclassification

The Company reclassified investments in auction rate securities that were previously classified and reported as cash and cash equivalents in the accompanying consolidated balance sheets as of December 31, 2004 and 2003 to short-term investments. The consolidated statements of cash flows for the years ended

(In Thousands Except Share and Per Share Data)

December 31, 2004, 2003 and 2002 were adjusted to reflect the impact of the reclassification. Auction rate securities which are comprised of preferred stock, have characteristics similar to short-term investments because at predetermined intervals, generally within 28 to 49 days of the purchase, there is a new auction process.

In addition, certain prior year amounts in the accompanying consolidated statements of income have been reclassified to conform to current year presentation.

(q) Income Taxes

The Company accounts for income taxes in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes". Deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to the difference between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Tax benefits recognized must be reduced by a valuation allowance where it is more likely than not that the benefits may not be realized.

(r) Recent Accounting Pronouncements

In December 2003, the FASB issued FASB Interpretation Number 46-R ("FIN 46-R"), "Consolidation of Variable Interest Entities." FIN 46-R, which modifies certain provisions and effective dates of FIN 46, sets forth criteria to be used in determining whether an investment in a variable interest entity should be consolidated. These provisions are based on the general premise that if a company controls another entity through interests other than voting interests, that company should consolidate the controlled entity. The Company believes that currently, it does not have any material arrangements that meet the definition of a variable interest entity, which would require consolidation.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs - An Amendment of ARB No. 43, Chapter 4" (SFAS No. 151). SFAS No. 151 requires all companies to recognize a current period charge for abnormal amounts of idle facility expense, freight, handling costs and wasted materials. This statement also requires that the allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for fiscal years beginning after June 15, 2005. The Company does not expect the adoption of this statement to have a material effect on its consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123(R), "Share Based Payment" (SFAS No. 123(R)). This statement replaces SFAS No. 123 and supersedes APB 25. SFAS 123(R) requires all stock-based compensation to be recognized as an expense in the financial statements and that such cost be measured according to the fair value of stock options. SFAS 123(R) will be effective for quarterly periods beginning after June 15, 2005. While the Company currently provides the pro forma disclosures required by SFAS No. 148 on a quarterly basis - "Stock-Based Compensation", it is currently evaluating the impact this statement will have on its consolidated financial statements.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions" (SFAS 153). SFAS 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, "Accounting for Nonmonetary Transactions," and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for fiscal periods beginning after June 15, 2005. The Company does not expect the adoption of this statement to have a material effect on its consolidated financial statements.

(2) Acquisition of Business

In April 2004, IPSA acquired a 67.5% interest in Nickel S.A. (Nickel) for approximately $8.7 million in cash including a capital infusion of $2.8 million made in June 2004, aggregating approximately $4.5 million, net of cash acquired. In accordance with the purchase agreement, each of the minority shareholders has an option to put their remaining interest in Nickel to IPSA from January 2007 through June 2007. Based on an independent valuation, management has valued the put options at $0.93 million as of the date of acquisition, and has recorded a long-term liability and increased goodwill accordingly. These options are carried at fair value as determined by management, which resulted in a gain of $0.17 million, which is included in selling, general and administrative expense in the accompanying consolidated statements of income.

The purchase price for the minority shares will be based upon a formula applied to Nickel's sales for the year ending December 31, 2006, pro rated for the minority holders' equity in Nickel or at a price approximately 7% above the recent purchase price. In addition, the Company has the right to call the stock based on the same formula and price. The call does not meet the criteria of a derivative and therefore it has no effect on the accompanying consolidated financial statements. The acquisition has been accounted for as a business combination and the results of Nickel have been included in the Company's consolidated financial statements from the date of the acquisition.

Net sales of Nickel products for the period April 1, 2004 through December 31, 2004 aggregated $3.7 million and net income for the same period was insignificant. For the year ended March 31, 2004, prior to the acquisition, Nickel generated net sales of approximately $6 million.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed on April 1, 2004, the date of the acquisition adjusted for the capital infusion made in June 2004. All amounts have been translated to US dollars at the April 1, 2004 exchange rate, the date of the acquisition.

	December 31,
Current assets	$ 6,989
Equipment and leasehold improvements	747
Trademarks and licenses	1,840
Goodwill	4,645
Other assets	167
Assets acquired	14,388
Current liabilities	3,513
Put option	925
Minority interest	1,281
Liabilities assumed	5,719
Net assets acquired	$ 8,669

(3) Acquisition of Licenses and Trademarks

[1] In June 2004, IPSA entered into a fifteen year, exclusive, worldwide license agreement with Lanvin S.A. (Lanvin) to create, develop and distribute fragrance lines under the Lanvin brand name. The fifteen-year license agreement took effect July 1, 2004 and provided for an upfront non-recoupable

(In Thousands Except Share and Per Share Data)

license fee of $19.2 million, the purchase of existing inventory of $7.6 million, and requires advertising expenditures and royalty payments in line with industry practice, as well as the assumption of certain pre-existing contractual obligations.

[2] In October 2004, IPSA entered into a new long-term fragrance license with Burberry. The agreement has a 12.5 year term with an option to extend the license by an additional 5-years subject to mutual agreement. This new agreement replaces the previous license and provides for an increase in the royalty rate effective as of July 1, 2004 and additional resources to be devoted to marketing commencing in 2005. In connection with the new license agreement, IPSA paid to Burberry an upfront non-recoupable license fee of approximately $3.6 million.

[3] In May 2002, the Company purchased certain mass market fragrance brands and inventories of Tristar Corporation, a Debtor-in-Possession. The trademarks and related intellectual property were purchased for approximately $3.2 million, and the Company acquired certain existing inventory for approximately $3.7 million.

(4) Inventories

	December 31, 2004	December 31, 2003
Raw materials and component parts	$ 19,756	$ 19,776
Finished goods	41,310	34,479
Total	$ 61,066	$ 54,255

(5) Equipment and Leasehold Improvements

	December 31, 2004	December 31, 2003
Equipment	$ 16,489	$ 15,202
Leasehold improvements	1,117	500
	17,606	15,702
Less accumulated depreciation and amortization	11,158	10,735
Total	$ 6,448	$ 4,967

Depreciation expense was $2.9 million, $2.5 million and $1.6 million for 2004, 2003 and 2002, respectively.

(6) Trademarks and Licenses

	December 31, 2004	December 31, 2003
Trademarks (indefinite lives)	$ 8,615	$ 5,752
Trademarks (finite lives)	843	684
Licenses (finite lives)	28,310	3,493
	29,153	4,177
Less accumulated amortization	3,597	3,606
	25,556	571
Total	$ 34,171	$ 6,323

During 2004, 2003, and 2002, the Company recorded charges for the impairment, included in selling, general, and administrative expense, of trademarks with indefinite useful lives aggregating $0.01 million, $0.58 million and $0.50 million, respectively, based on fair value as determined using discounted cash flows. Amortization expense was $1.0 million for 2004 and $0.2 million for both 2003 and 2002 and amortization expense is expected to approximate $1.8 million in each of the next five years.

(7) Loans Payable - Banks

Loans payable – banks consist of the following:

The Company's foreign subsidiaries have available credit lines, including several bank overdraft facilities totaling $45 million, bearing interest at 0.6% above EURIBOR (2.12% at both December 31, 2004 and 2003). Outstanding amounts totaled $0.75 million and $0.12 million at December 31, 2004 and 2003, respectively.

The Company has borrowings available under a $12 million unsecured revolving line of credit due on demand and bearing interest at the banks' prime rate or 1.75% above LIBOR. There were no balances outstanding at December 31, 2004 and 2003.

(8) Long-term Debt

In connection with the acquisition of the Lanvin license IPSA initially financed the license fee by utilizing 15 million euro from one of its short-term credit facilities. In July 2004, IPSA converted the loan into a 16 million euro five-year credit agreement. The long-term credit facility, which bears interest at 0.60% above the three month EURIBOR rate, provides for principal to be repaid in 20 equal quarterly installments and requires the maintenance of a debt equity ratio of less than one. At December 31, 2004 exchange rates, maturities of long-term debt subsequent to December 31, 2004 are $4.4 million in 2005, 2006, 2007 and 2008, and $2.2 million in 2009.

In order to reduce exposure to rising variable interest rates, the Company entered into a swap transaction effectively exchanging the variable interest rate referred to above to a variable rate based on the 12 month EURIBOR rate with a floor of 3.25% and a ceiling of 3.85%. This derivative instrument is recorded at fair value and changes in fair value are reflected in the results of operations.

(9) Commitments

(a) Leases

The Company leases its office and warehouse facilities under operating leases expiring through 2013. Rental expense amounted to $6.4 million, $4.5 million and $2.5 million in 2004, 2003 and 2002, respectively. Minimum future rental payments are as follows:

2005	$ 5,062
2006	5,627
2007	5,570
2008	5,693
2009	5,693
Thereafter	10,493
Total	$ 38,138

(b) License Agreements

The Company is obligated under a number of license agreements for the use of trademarks and rights in connection with the

(In Thousands Except Share and Per Share Data)

manufacture and sale of its products. Revenues generated from one such license held by IPSA, represented 61.8%, 55.6%, and 40.6% of net sales in 2004, 2003 and 2002, respectively. Royalty expense, included in selling, general, and administrative expenses, aggregated $20.9 million, $10.4 million and $5.5 million, in 2004, 2003 and 2002, respectively. In connection with certain license agreements, the Company is subject to certain minimum annual royalties as follows:

2005	$	25,651
2006		27,797
2007		30,768
2008		32,005
2009		33,325
Thereafter		247,346
Total	$	396,892

In March 1999 and May 2000, the Company entered into two 11-year license agreements with Christian Lacroix Company and Celine S.A., respectively, divisions of LVMH Moet Hennessy Louis Vuitton, S.A. (LVMH). Both agreements have minimum sales and advertising requirements and require the Company to pay royalties, as is customary in the industry. LV Capital, USA Inc. (LV Capital) is a wholly owned subsidiary of LVMH. As of December 31, 2004, LV Capital owns approximately 18% of the outstanding common stock of the Company.

(10) Shareholders' Equity

(a) Issuance of Common Stock by Consolidated Subsidiary

During 2004, 2003 and 2002, 168,314, 179,056, and 32,764 shares, respectively, of capital stock of IPSA were issued as a result of employees exercising stock options. At December 31, 2004 and 2003, the Company's percentage ownership of IPSA was approximately 74% and 75%, respectively.

The difference between the Company's share of the proceeds received by the subsidiary and the carrying amount of the portion of the Company's investment deemed sold is reflected as a gain or loss in the consolidated statements of income.

(b) Stock Option Plans

The Company maintains a stock option program for key employees, executives, and directors. The plans, all of which have been approved by shareholder vote, provide for the granting of both nonqualified and incentive options. Options granted under the plans vest immediately and are exercisable for a period of five to six years.

A summary of the Company's stock option activity, and related information follows:

Year ended December 31, 2004

	Options	Weighted Average Exercise Price
Shares under option - beginning of year	1,897,862	$ 5.92
Options granted	217,400	16.72
Options exercised	(262,663)	3.32
Options cancelled	(9,924)	15.40
Share's under option - end of year	1,842,675	7.51

Year ended December 31, 2003

	Options	Weighted Average Exercise Price
Shares under option - beginning of year	1,969,162	$ 3.90
Options granted	206,700	21.58
Options exercised	(266,750)	3.20
Options cancelled	(11,250)	3.11
Share's under option - end of year	1,897,862	5.92

Year ended December 31, 2002

	Options	Weighted Average Exercise Price
Shares under option - beginning of year	2,198,075	$ 3.35
Options granted	200,950	8.02
Options exercised	(428,613)	3.01
Options cancelled	(1,250)	6.16
Share's under option - end of year	1,969,162	3.90

The following table summarizes stock option information as of December 31, 2004:

Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Options Exercisable
$2.56	964,950	0.17 yrs.	964,950
$4.53	6,750	0.08 yrs.	6,750
$5.08-$5.81	69,150	0.83 yrs.	69,150
$6.50-$6.92	22,500	1.19 yrs.	22,500
$7.22-$7.95	199,525	2.01 yrs.	199,525
$8.03	171,400	2.97 yrs.	171,400
$9.60	9,000	1.66 yrs.	9,000
$15.39	185,400	4.94 yrs.	185,400
$22.77	2,000	4.01 yrs.	2,000
$23.05-$23.06	192,000	4.00 yrs.	192,000
$25.24	20,000	4.12 yrs.	20,000
Totals	1,842,675	1.60 yrs.	1,842,675

At December 31, 2004, options for 1,175,804 shares were available for future grant under the plans.

In December 2002, the Chief Executive Officer exercised 132,000 of his outstanding stock options and the President exercised 199,500 of his outstanding stock options. The purchase price of $0.38 million for the Chief Executive Officer and $0.61 million for the President was paid by them tendering to the Company an aggregate of 121,140 shares of the Company's common stock, previously owned by them, valued at $8.215 per-share, the fair market value on the date of exercise. The shares issued pursuant to the options exercised were issued from treasury stock of the Company. In addition, the Chief Executive Officer tendered an additional 23,535 shares for payment of withholding taxes resulting from the exercise of the options. As a result of this transaction, the Company received tax benefits aggregating $0.6 million, which has been reflected as an increase to additional paid-in capital in the accompanying consolidated financial statements.

In April and October 2003, both the Chief Executive Officer and the President exercised an aggregate of 109,500 and 94,300 outstanding stock options, respectively, of the Company's common stock. The exercise prices of $0.34 million for the Chief Executive Officer and $0.24 million for the President were paid by each of them tendering to the Company 41,850 and 18,316 shares, respectively, of the Company's common stock, previously owned by them, valued at $6.90 and $13.16 per share in April and October, respectively, the fair market value on the dates of exercise. All shares issued pursuant to these option exercises were issued from treasury stock of the Company. In addition, the Chief Executive Officer tendered an additional 18,605 shares for payment of withholding taxes resulting from his option exercise. As a result of this transaction, the Company received tax benefits aggregating $0.54 million, which has been reflected as an increase to additional paid-in capital in the accompanying consolidated financial statements.

In October 2004, both the Chief Executive Officer and the President exercised an aggregate of 65,400 and 97,600 outstanding stock options, respectively, of the Company's common stock. The exercise prices of $0.17 million for the Chief Executive Officer and $0.25 million for the President were paid by each of them tendering to the Company 13,055 and 19,482 shares, respectively, of the Company's common stock, previously owned by them, valued at $12.805 per share, the fair market value on the date of exercise. All shares issued pursuant to these option exercises were issued from treasury stock of the Company. In addition, the Chief Executive Officer tendered an additional 14,395 shares for payment of withholding taxes resulting from his option exercise. As a result of this transaction, the Company expects to receive a tax benefit of approximately $0.6 million, which has been reflected as an increase to additional paid-in capital in the accompanying consolidated financial statements.

(c) Treasury Stock

The board of directors of the Company has authorized a stock repurchase program whereby the Company purchases shares of its stock to be held in treasury. As of December 31, 2004, the Company is authorized to purchase an additional 404,350 treasury shares in the open market. The Company has not repurchased any treasury shares during the three year period ended December 31, 2004.

(d) Dividends

The Company declared dividends of $0.12, $0.08, and $0.06 per share per annum for 2004, 2003, and 2002, respectively. The quarterly dividend of $0.6 million declared in December 2004 was paid January 14, 2005.

(11) Segments and Geographic Areas

The Company manages its business in two segments, European based operations and United States based operations. The European assets are located, and operations are conducted, in France. European operations primarily represent the sales of the prestige brand name fragrances and United States operations primarily represent the sale of mass-market products. Information on the Company's operations by geographical areas is as follows:

(In Thousands Except Share and Per Share Data)

	Year ended December 31,		
	2004	2003	2002
Net sales:			
United States	$ 41,435	$ 44,747	$ 41,972
Europe	196,088	141,192	88,565
Eliminations	(1,476)	(350)	(185)
Total	$ 236,047	$ 185,589	$ 130,352
Net income:			
United States	$ 1,657	$ 2,807	$ 3,013
Europe	14,184	11,036	6,396
Eliminations	(138)	(6)	(4)
Total	$ 15,703	$ 13,837	$ 9,405
Depreciation and amortization expense:			
United States	$ 358	$ 385	$ 380
Europe	3,630	2,959	1,840
Total	$ 3,988	$ 3,344	$ 2,220
Interest income:			
United States	$ 274	$ 183	$ 245
Europe	508	763	383
Total	$ 782	$ 946	$ 628
Interest expense:			
United States	$ 9	$ 4	$ 88
Europe	788	267	306
Total	$ 797	$ 271	$ 394
Income Tax expense:			
United States	$ 774	$ 1,519	$ 1,656
Europe	10,872	7,888	4,629
Eliminations	(104)	(4)	(3)
Total	$ 11,542	$ 9,403	$ 6,282
Total assets:			
United States	$ 51,511	$ 52,407	
Europe	188,729	150,639	
Eliminations	(9,755)	(9,045)	
Total	$ 230,485	$ 194,001	
Additions to long-lived assets:			
United States	$ 279	$ 192	
Europe	31,921	2,353	
Total	$ 32,200	$ 2,545	
Total long-lived assets:			
United States	$ 5,300	$ 4,861	
Europe	40,462	6,429	
Total	$ 45,762	$ 11,290	
Deferred tax assets:			
United States	$ 415	$ 588	
Europe	2,190	793	
Total	$ 2,605	$ 1,381	

United States export sales were approximately $9.6 million in 2004 and $11 million in both 2003 and 2002. Consolidated net

notes to consolidated financial statements

(In Thousands Except Share and Per Share Data)

sales to customers in the United States, United Kingdom and France, for the year ended December 31, 2004, aggregated $66 million, $29 million and $15 million, respectively.

Consolidated net sales for the year ended December 31, 2004 by region is as follows:

North America	$ 67,400
Europe	105,200
Central and South America	21,400
Middle East	17,900
Asia	22,700
Other	1,400
Totals	$ 236,000

(12) Income Taxes

The components of income before income taxes and minority interest consist of the following:

	Years ended December 31,		
	2004	2003	2002
U.S. operations	$ 2,431	$ 4,326	$ 4,670
Foreign operations	29,207	22,306	12,911
Total	$ 31,638	$ 26,632	$ 17,581

The provision for current and deferred income tax expense (benefit) consists of the following:

	Year ended December 31,		
	2004	2003	2002
Current:			
Federal	$ 402	$ 834	$ 700
State and local	197	174	(75)
Foreign	10,788	7,910	4,827
	11,387	8,918	5,452
Deferred:			
Federal	(163)	408	731
State and local	337	102	297
Foreign	(19)	(25)	(198)
	155	485	830
Total income tax	$ 11,542	$ 9,403	$ 6,282

Deferred taxes are provided principally for reserves, and certain other expenses that are recognized in different years for financial reporting and income tax purposes.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

	Year ended December 31,	
	2004	2003
Deferred tax assets:		
State net operating loss carryforwards	$ 537	$ 448
Foreign net operating loss carryforwards	1,400	290
Alternative minimum tax credit carryforwards	369	
Inventory and accounts receivable	197	270
Profit sharing	125	228
Other	377	145
Total gross deferred tax assets	3,005	1,381
Less valuation allowance	(400)	
Net deferred tax assets	2,605	1,381
Deferred tax liabilities:		
Property, plant, and equipment	(1,518)	(1,372)
Trademarks and Licenses	(985)	
Other	(336)	(45)
Total deferred tax liabilities	(2,839)	(1,417)
Net deferred tax assets (liabilities)	$ (234)	$ (36)

At December 31, 2004, the Company had state net operating loss carry forwards, subject to applicable state apportionment, for New York State and New York City tax purposes of approximately $7.4 million and for New Jersey tax purposes of approximately $10.2 million, which expire in 2010 and beyond. In 2004, a valuation allowance of $0.4 million has been provided on the deferred tax asset arising from the state net operating loss carry forwards as the Company determined that future tax benefits from option compensation deductions might prevent the state net operating loss carry forwards from being fully utilized.

No valuation allowances have been provided on the Company's other deferred tax assets, as management believes that it is more likely than not that the asset will be realized in the reduction of future taxable income.

The Company has not provided for U.S. deferred income taxes or foreign withholding taxes on $63 million of undistributed earnings of its non-U.S. subsidiaries as of December 31, 2004 since the Company has no present intention to repatriate these earnings.

Differences between the United States Federal statutory income tax rate and the effective income tax rate were as follows:

	Year ended December 31,		
	2004	2003	2003
Statutory rates	34.0%	34.0%	34.0%
State and local taxes, net of federal benefit	1.1	0.7	1.0
Effect of foreign taxes in excess of U.S. statutory rates	2.7	1.1	1.3
Other	(1.3)	(0.5)	(0.6)
Effective rates	36.5%	35.3%	35.7%

(In Thousands Except Share and Per Share Data)

(13) Other Matters

(a) As previously reported, IPSA was a party to litigation with Jean Charles Brosseau, S.A. (Brosseau), the owner of the Ombre Rose trademark. In October 1999, IPSA received notice of a judgment in favor of Brosseau, which awarded damages of approximately $0.85 million (at current exchange rates).

In February 2004, in accordance with a Court of Appeal order IPSA paid total damages of $0.39 million. Brosseau had until the end of May 2004 to appeal this decision. No appeal has been filed, and therefore, in May 2004, IPSA reversed its remaining litigation reserve aggregating approximately $0.46 million. This reversal is included as a reduction of administrative expenses in the accompanying consolidated statement of income.

(b) IPSA is the subject of tax audits commenced by the French Tax Authorities. As of December 31, 2003, approximately $0.4 million in assessments had been issued and reserves for the full amount had been set up by IPSA. During 2004, the Company settled certain of these assessments and, as a result, the balance open as of December 31, 2004 was approximately $0.1 million, which amount is fully reserved for.

(c) On November 22, 1999, the Chief Executive Officer and the President of the Company entered into and closed a Stock Purchase Agreement with LV Capital, USA Inc. (LV Capital), a wholly owned subsidiary of LVMH Moet Hennessy Louis Vuitton, S.A. (LVMH). As of December 31, 2004, LV Capital owns approximately 18% of the outstanding common stock of the Company. In accordance with the terms of the Stock Purchase Agreement and in return for LV Capital becoming a strategic partner of the Company, LV Capital was granted the right to maintain its percentage ownership of the outstanding shares of Common Stock, by receiving an option to purchase shares of the Company's common stock for cash upon issuance of shares to any party other than LV Capital at the price paid by the purchaser, subject to certain exceptions such as the exercise of stock options previously granted and the grant of new stock options up to a certain limit. There have been no common stock or option transactions through December 31, 2004, which affected the LVMH option. LVMH was also granted demand registration rights for all shares of common stock it holds. Finally, LV Capital has agreed to a standstill agreement, which includes a limitation on the amount of shares that LV Capital can hold equal to 25% of the outstanding shares of common stock of the Company.

(d) In February 2005, both the Chief Executive Officer and the President exercised an aggregate of 511,350 and 426,850 outstanding stock options, respectively, of the Company's common stock. The exercise prices of $1,307,000 for the Chief Executive Officer and $1,091,000 for the President were paid by each of them tendering to the Company 90,513 and 75,556 shares, respectively, of the Company's common stock, previously owned by them, valued at $14.44 per share, the fair market value on the date of exercise. All shares issued pursuant to these option exercises were issued from treasury stock of the Company. In addition, the Chief Executive Officer tendered an additional 10,388 shares for partial payment of withholding taxes resulting from his option exercise. As a result of this transaction, the Company expects to receive a tax benefit of approximately $0.6 million, which will be reflected as an increase to additional paid-in capital in the Company's consolidated financial statements for the year ended December 31, 2005.

directors and executive officers

Directors

Jean Madar
Chief Executive Officer, and Chairman of the Board of Directors
Inter Parfums, Inc.

Philippe Benacin
President, and Vice Chairman of the Board of Directors
Inter Parfums, Inc.

Russell Greenberg
Executive Vice President and Chief Financial Officer
Inter Parfums, Inc.

Philippe Santi
Director of Finance
Inter Parfums, S.A.

Joseph A. Caccamo
Attorney at Law
Becker and Poliakoff, P.A.

Francois Heilbronn
Managing Partner
M.M. Friedrich, Heilbronn & Fiszer

Jean Levy
Business Consultant - Former President and Chief Executive Officer, Cosmair
Former President and Chief Executive Officer, Sanofi Beauté (France)

Robert Bensoussan-Torres
Chief Executive Officer, Jimmy Choo Ltd.
Former Chief Executive Officer, Christian Lacroix (LVMH)

Daniel Piette
President
L Capital Management

Jean Cailliau
Chief Executive Officer
LV Capital USA, Inc.

Serge Rosinoer
Former Chief Executive Officer
Clarins Group

Executive Officers

Jean Madar
Chief Executive Officer, and Chairman of the Board of Directors
Inter Parfums, Inc.

Philippe Benacin
President and Vice Chairman of the Board of Directors
Inter Parfums, Inc. President, Inter Parfums, S.A.

Russell Greenberg
Executive Vice President and Chief Financial Officer
Inter Parfums, Inc.

Wayne C. Hamerling
Executive Vice President
Inter Parfums, Inc.

Philippe Santi
Director of Finance
Inter Parfums, S.A.

Marcella Cacci
President of Burberry Fragrances,
Inter Parfums, S.A.

Frédéric Garcia-Pelayo
Director of Export Sales
Inter Parfums, S.A.

Jack Ayer
Director of Distribution
Inter Parfums, S.A.

Axel Marot
Director of Production & Logistics
Inter Parfums, S.A.

Corporate Information

Inter Parfums, Inc.
551 Fifth Avenue,
New York, NY 10176
Tel. (212) 983-2640 • Fax: (212) 983-4197
www.interparfumsinc.com

Inter Parfums, S.A.
4 Rond Point des Champs Elysées
75008 Paris, France
Tel. (1) 53-77-00-00 • Fax: (1) 40-76-08-65

General Counsel
Becker and Poliakoff, P.A.
3111 Stirling Road
Ft. Lauderdale, FL 33312-6525

Auditors
Mazars, LLP
135 West 50th Street
New York, NY 10020

Transfer Agent
American Stock Transfer and Trust Company
59 Maiden Lane
New York, NY 10038

Securities Listing
Our company's common stock, $.001 par value per share, is traded on The Nasdaq Stock Market (National Market System) under the symbol "IPAR". The following table sets forth in dollars, the range of high and low closing prices for the past two fiscal years for our common stock.

The Market for our Common Stock
Our company's common stock, $.001 par value per share, is traded on The Nasdaq Stock Market (National Market System) under the symbol "IPAR". The following table sets forth in dollars, the range of high and low closing prices for the past two fiscal years for our common stock.

	2004		2003	
	High	Low	High	Low
Fourth Quarter	$ 17.12	$ 12.45	$ 26.92	$ 10.00
Third Quarter	$ 20.99	$ 11.34	$ 11.55	$ 7.62
Second Quarter	$ 26.00	$ 20.23	$ 8.59	$ 6.78
First Quarter	$ 31.52	$ 19.88	$ 8.24	$ 5.80

As of February 28, 2005 the number of record holders, which include brokers and broker's nominees, etc., of our common stock was 61. We believe there are in excess of 3,300 beneficial owners of the company's common stock.

Dividends

Commencing in March 2002, our Board of Directors authorized our first cash dividend of $.06 per share per annum, payable $.015 per share quarterly. The first cash dividend of $.015 per share was paid on April 15, 2002 to shareholders of record on March 31, 2002. In March 2003, our board of directors increased the cash dividend to $.08 per share per annum, payable $.02 per share on a quarterly basis. In March 2004, our board of directors again increased the cash dividend to $.12 per share per annum, payable $.03 per share on a quarterly basis.

Commencing March 31, 2005 our board of directors increased the cash dividend from $.12 to $.16 per share per annum, payable on a quarterly basis. The first cash dividend of $.04 per share was paid on April 15, 2005 to shareholders of record on March 31, 2005.

Our Certificate of Incorporation provides for the requirement of unanimous approval of the members of our board of directors for the declaration or payment of dividends, if the aggregate amount of dividends to be paid by us and our subsidiaries in any fiscal year is more than thirty percent (30%) of our annual net income for the last completed fiscal year, as indicated by our consolidated financial statements.

Form 10-K

A copy of the company's amended 2004 Annual Report on Form 10-K, as filed with the securities and Exchange Commission, is available without charge to shareholders upon request (except for exhibits). To: Inter Parfums, Inc. 551 Fifth Avenue New York, NY 10176.

INTER PARFUMS, INC.

551 FIFTH AVENUE NEW YORK, NY 10176
TELEPHONE: 212.983.2640 FAX: 212.983.4197

WWW.INTERPARFUMSINC.COM

IPAR NASDAQ LISTED